Exhibit 2.1

Execution Copy

PURCHASE AGREEMENT

AMONG

ALLIANT TECHSYSTEMS INC.,

ATK SPACE SYSTEMS INC.,

0807865 B.C. LTD.,

AND

MACDONALD, DETTWILER AND ASSOCIATES LTD.

AS OF
JANUARY 8, 2008

4.19	Intellectual Property	40
4.20	Property	45
4.21	Opinions of Financial Advisors	46
4.22	Brokerage and Finders’ Fees	46
4.23	Books and Records	46
4.24	Insurance	46
4.25	Alliance Transaction	47

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES		47
5.1	Organization and Standing	47
5.2	Authority and No Conflicts	47
5.3	Consents; Approvals	48

ARTICLE 6 COVENANTS AND AGREEMENTS		49
6.1	Covenants of MDA	49
6.2	Covenants of Parent	54
6.3	Regulatory Filings	56
6.4	Access to Information	56
6.5	No Solicitation; Opportunity to Match	57
6.6	MDA ISB Employees	59
6.7	Proxies Received and Dissent Notices	62
6.8	Release of Obligations	62
6.9	Pre-Closing Agreements	62
6.10	Closing; Closing Matters	62
6.11	Privacy Matters	63
6.12	Post-Closing Agreements	64
6.13	Indemnity	67
6.14	Tax Filing	67

ARTICLE 7 CONDITIONS		68
7.1	Mutual Conditions	68
7.2	Additional Conditions to the Obligations of the Parent Parties	68
7.3	Additional Conditions to the Obligations of MDA	70
7.4	Satisfaction of Conditions	70

ARTICLE 8 AMENDMENT AND TERMINATION		70
8.1	Amendment	70
8.2	Termination	71
8.3	Effect of Termination	72
8.4	Termination Fee	72
8.5	Effect of Termination Fee Payment	73
8.6	Expense Reimbursement	73

ARTICLE 9 INDEMNIFICATION		73
9.1	Survival of Representations and Warranties	73
9.2	Indemnification of Parent Indemnified Parties	74
9.3	Indemnification of MDA Indemnified Parties	74

ii

9.4	Limits on Indemnification of Parent Indemnified Parties	75
9.5	Indemnification Procedures	75
9.6	Direct Claims	76
9.7	Third Party Claims	76
9.8	Losses Net of Insurance, Tax Benefits	77
9.9	Duty to Mitigate	78
9.10	Subrogation of Rights	78

ARTICLE 10 GENERAL		78
10.1	Investigation	78
10.2	Notices	78
10.3	Assignment	79
10.4	Binding Effect	79
10.5	Third-Party Beneficiaries	79
10.6	Waiver and Modification	79
10.7	No Personal Liability	79
10.8	Further Assurances	80
10.9	Expenses	80
10.10	Public Announcements	80
10.11	Governing Laws; Consent to Jurisdiction	80
10.12	Remedies	80
10.13	Time of Essence	80
10.14	Entire Agreement	81
10.15	Severability	81
10.16	Counterparts

iii

SHARE PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT dated as of January 8, 2008, is entered into by and among Alliant Techsystems, Inc., a corporation incorporated under the laws of Delaware (“Parent”), 0807865 B.C. Ltd., a corporation incorporated under the laws of the province of British Columbia (“Can AcquisitionCo”), ATK Space Systems Inc., a corporation incorporated under the laws of Delaware (“US AcquisitionCo”) and MacDonald, Dettwiler and Associates Ltd., a corporation existing under the laws of Canada (“MDA”). Parent, Can AcquisitionCo and US AcquisitionCo are collectively referred to herein as the “Parent Parties”.

RECITALS

Whereas:

A.            MDA and certain of its subsidiaries are in the business of the design, development, operation and provision of space robotics, space-based radar missions and commercial satellite image processing and commercial satellite ground segments, communication and satellite payloads, antenna and electronic sub-systems, space satellites including optical small satellites, robotics for space, medical and terrestrial applications, the defense command, control, communications, computer, surveillance and reconnaissance systems business, and other related businesses (the “Information Systems Business”).

B.            US AcquisitionCo and Can AcquisitionCo wish to acquire the Information Systems Business through the purchase of the Richmond Information Systems Business and the shares of the Information Systems Subsidiaries (the “Transaction”) as more fully defined herein.

C.            To induce the Parent Parties to enter into this Agreement and to consummate the Transaction, MDA is agreeing to make certain representations and warranties, and perform certain covenants in connection therewith.

D.            The board of directors of each of MDA and Parent have determined that the Transaction is in the best interests of their respective corporations and have approved and authorized the entering into of this Agreement.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“6454879” means 6454879 Canada Inc., a corporation incorporated under the laws of Canada;

“6457258” means 6457258 Canada Ltd., a corporation incorporated under the laws of Canada;

“Acquisition Proposal Offeror” has the meaning ascribed thereto in Section 8.4(b)(i);

“Additional MDA Plans” means the MacDonald, Dettwiler and Associates Ltd. Share Option Plan, the MacDonald, Dettwiler and Associates Ltd. Share Purchase Plan, the long term incentive plans of MDA and the MacDonald, Dettwiler and Associates Ltd. Share Ownership Plan;

“Adjusted Value” has the meaning ascribed thereto in Section 2.5(b);

“Affected Employees” has the meaning ascribed thereto in Section 6.6;

“Affiliate” has the meaning ascribed thereto in the BCSA, unless otherwise expressly stated herein;

“Agreed Amount” has the meaning ascribed thereto in Section 2.5(b);

“Agreement” means this Purchase Agreement, including the Exhibits hereto;

“Alliance Agreement” has the meaning ascribed thereto in Section 4.25;

“Alternative Proposal” means (other than by any of the Parent Parties or their Affiliates and except for the transactions contemplated hereby): (i) any merger, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, consolidation, issuer bid, liquidation or winding-up in respect of MDA or the MDA Common Shares or the Information Systems Subsidiaries; (ii) any formal takeover bid or tender offer made by way of a take-over bid circular in respect of 20% or more of the MDA Common Shares; (iii) any sale of assets of MDA or any of its Subsidiaries, including the Information Systems Subsidiaries having an aggregate value equal to 20% or more of the fair market value of MDA’s and its Subsidiaries’ assets on a consolidated basis, or any license, strategic alliance, lease, supply agreement or other arrangement having a similar economic effect; (iv) any transaction to which MDA is a party which would result in any Person together with any Person acting jointly or in concert therewith owning or controlling or having the right to acquire 20% or more of (A) the common shares of the Information Systems Subsidiaries or (B) the Richmond Assets; (v) any transaction similar to the foregoing clauses (iii) or (iv) of or involving MDA or any of its Subsidiaries, including the Information Systems Subsidiaries; or (vi) any written proposal or offer to do, or public announcement of an intention to do, any of the foregoing with or from any Person; provided however that an “Alternative Proposal” shall not include any of the foregoing transactions unless such a transaction would restrict, hinder, impair or limit the ability of MDA or any of the Selling Shareholders to consummate the Transaction as contemplated hereby;

“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law (including the Personal Information Protection Act (British Columbia));

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, notices, certificates, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations, as set out in Exhibit 1.1A annexed hereto;

“Arbitrator” has the meaning ascribed thereto in Section 3.3(a);

“ARC” means the Advanced Ruling Certificate issued under Section 102 of the Competition Act by the Commissioner of Competition appointed under the Competition Act;

“ASI” has the meaning ascribed thereto in Section 4.25;

“ASI-LLC” has the meaning ascribed thereto in Section 4.25;

“Assumed Contracts” means all Contracts, including Completed Contracts, relating to the Richmond Information Systems Business including Operating Contracts, leases of personal and immovable property, orders or contracts for the provision of goods and services, distribution and agency agreements, employment agreements for the Richmond Employees and all Assumed Plans;

“Assumed Liabilities” has the meaning ascribed thereto in Section 2.4;

“Assumed Plans” has the meaning ascribed thereto in Section 6.6(d);

“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Closing Date;

“Bid” means any quotation, bid or proposal made in the course of the Information Systems Business by MDA or any of the Information Systems Subsidiaries which, if accepted or awarded, would lead to a Contract with the government of Canada, the U.S. or any foreign jurisdiction or any prime contractor with the government of Canada, the U.S. or any foreign jurisdiction, for the design, manufacture or sale of products or the provision of services by MDA, with respect to the Richmond Information Systems Business, or the Information Systems Subsidiaries;

“Business Day” means any day on which commercial banks are generally open for business in Minneapolis, Minnesota and Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Minneapolis under the Laws of the State of Minnesota or the federal Laws of the United States of America or in Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada;

“Business Registered Intellectual Property” has the meaning ascribed thereto in Section 4.19(c);

“Can AcquisitionCo” has the meaning ascribed thereto in the Preamble;

“Canadian Information Systems Subsidiaries” means MDA-Brampton, Triathlon, 6457258, Geospatial, MDA Systems-Canada, MDA-Montreal, Cascade, 6454879, and Iotek, and “Canadian Information Systems Subsidiary” means any one of them;

“Cascade” means Cascade Data Services Inc., a corporation incorporated under the laws of Canada;

“Cash on Hand” means cash on hand or in banks or other depositories, term or time deposits and similar cash items including all accrued interest thereon;

“CBCA” means the Canada Business Corporations Act as now in effect and as it may be amended from time to time prior to the Closing Date;

“Closing Date” has the meaning ascribed thereto in Section 6.10(a);

“Closing Date Balance Sheet” has the meaning ascribed thereto in Section 3.3(a);

“Closing Financial Data” has the meaning ascribed thereto in Section 3.3(a);

“Closing Working Capital” has the meaning ascribed thereto in Section 3.3(a);

“Closing Working Capital Statement” has the meaning ascribed thereto in Section 3.3(a);

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Competition Act” means the Competition Act (Canada) as now in effect and as may be amended from time to time prior to the Closing Date;

“Competition Act Approval” means:

(i)            the issuance of an ARC by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or

(ii)           that the waiting period under section 123 of the Competition Act shall have expired or been earlier terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act, and Parent or Can AcquisitionCo shall have been advised in writing by the Commissioner that she is of the view that grounds do not exist to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement;

“Completed Contracts” means any customer Contract of the Richmond Information Systems Business under which, as at the Closing Date, all delivery and service obligations (other than warranty obligations) of MDA have been satisfied or completed;

“Computer Software” means all computer software, databases and data collections (including knowledge databases, customer lists and customer databases owned or licensed to MDA primarily with respect to the Richmond Information Systems Business, or an Information Systems Subsidiary in connection with the Information Systems Business;

“Computer Systems Hardware” means all capitalized machinery and equipment constituting computer or communications hardware owned by or leased to MDA, primarily with respect to the Richmond Information Systems Business, or an Information Systems Subsidiary in connection with the Information Systems Business;

“Confidential Information” has the meaning ascribed thereto in Section 6.12(d);

“Confidentiality Agreement” means the confidentiality letter agreement dated April 2, 2007 between Parent and MDA;

“Contaminant” means any pollutants, explosives, dangerous goods and substances, underground or above ground storage tanks, deleterious substances, special waste, liquid waste, industrial waste, hauled liquid waste or waste of any other kind, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other substance the storage, manufacture, disposal, handling, treatment, generation, use, transport or release into the environment of which is prohibited, controlled or regulated under any Environmental Law;

“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral and shall include any open invoice, tender, bid, quote or order which has been accepted or which remains open for acceptance including any applicable MDA Plans;

“Core Representations” means those representations and warranties contained in Section 4.1, Section 4.2 and Section 4.3.

“Customer Exposure Losses” has the meaning ascribed thereto in Exhibit 6.12(j);

“Customer Owned Assets” means any assets used by MDA, with respect to the Richmond Information Systems Business or by any Information Systems Subsidiary in each case in respect to the Information Systems Business that is owned or supplied by a customer;

“date of this Agreement” means January 8, 2008;

“Direct Claim” has the meaning ascribed thereto in Section 9.5;

“Disclosed Personal Information” has the meaning ascribed thereto in Section 6.11(a);

“Dissent Rights” means the rights of dissent in respect of the Transaction as provided in Section 190.1 of the CBCA;

“DOJ” has the meaning ascribed thereto in Section 6.3;

“Dynacs M&D” means Dynacs Military & Defense, Inc., a corporation incorporated under the laws of Delaware;

“Dynacs Services” means Dynacs Technical Services, Inc., a corporation incorporated under the laws of Florida;

“Effective Time” means 12:01 AM on the Closing Date;

“Environmental Activity” means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or groundwater;

“Environmental Law” means any and all Laws in effect on the date of this Agreement relating to pollution or the environment or any Environmental Activity;

“Environmental Permits” means, collectively, all permits, licences, certificates, variances, remediation orders and authorizations of or any registration with, any Government Entity pursuant to any Environmental Law;

“EOS” means Earth Observation Sciences Limited, a corporation incorporated under the laws of England and Wales;

“ERISA” has the meaning ascribed thereto in Section 4.15(a);

“ETA” means the Excise Tax Act (Canada) as same may be amended from time to time;

“Excluded Assets” means the assets at set forth on Exhibit 1.1B;

“Excluded Employees” means the employees as set forth on Exhibit 1.1C as such Exhibit may be amended by MDA in writing to Parent prior to the Closing Date, with Parent’s prior approval not to be unreasonably withheld;

“Excluded IP” means the Methodware ERA, the E-Contracts System, the Adaptive Planning System, the website and the e-mail addresses;

“Excluded Liabilities” means any indebtedness under MDA’s credit agreements, any obligation or liabilities with respect to any business of MDA other than the Richmond Information Systems Business, any financial instrument contracts, and any obligation or liabilities for Taxes of MDA whether pertaining to the Richmond Information Systems Business or not;

“Expiration Date” has the meaning ascribed thereto in Section 9.1;

“Export Control Laws” has the meaning ascribed thereto in Section 4.12;

“Exposure Threshold” has the meaning ascribed thereto in Exhibit 6.12(j);

“FAR” has the meaning ascribed thereto in Section 4.10(c);

“Final Closing Working Capital” has the meaning ascribed thereto in Section 3.3(a);

“Foreign Information Systems Subsidiaries” means EOS and Orbital Optics and “Foreign Information Systems Subsidiary” means either of them;

“FTC” has the meaning ascribed thereto in Section 6.3;

“GAAP” means generally accepted accounting principles in Canada;

“Geospatial” means MDA Geospatial Services Inc., a corporation incorporated under the laws of Canada;

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment for sale of goods or services of any kind, or contribution or other funding agreement or arrangements relating to the Information Systems Business between MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary and (i) a Governmental Entity of Canada, the U.S. or any foreign jurisdiction, or (ii) any prime contractor to a Governmental Entity of Canada, the U.S. or any foreign jurisdiction;

“Governmental Entity” means any (a) multinational, international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Holders” means, when used with reference to the MDA Common Shares, the Holders of MDA Common Shares shown from time to time in the register maintained by or on behalf of MDA in respect of the MDA Common Shares;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder;

“ICA” means the Investment Canada Act (Canada), as amended, and the regulations thereunder;

“ICA Approval” means the receipt by the Parent or Can AcquisitionCo of a notice that the Minister responsible for the administration of the ICA is satisfied that the transactions contemplated hereby are “likely to be of net benefit to Canada” pursuant to Part IV of the ICA;

“Incurred Claim Date” means the date on which a benefit claim or cost is incurred, being

(a)           in the case of a death claim, the date of death;

(b)           in the case of a short term disability claim, long term disability claim or a life insurance premium waiver claim, the date of the first incidence of disability, illness, injury or disease that first qualifies an individual for benefits or to commence a qualifying period for benefits;

(c)           in the case of extended health care benefits, including, without limitation, dental and medical treatments, the date of treatment or the date of purchase of eligible medical or dental supplies; and

(d)           in the case of a claim for drug or vision benefits, the date the prescription was filled;

“Indemnified Party” has the meaning ascribed thereto in Section 9.5;

“Indemnifying Party” has the meaning ascribed thereto in Section 9.5;

“Indemnity Claim” has the meaning ascribed thereto in Section 9.5;

“Indemnity Deductible” has the meaning ascribed thereto in Section 9.4;

“Information Products Business” has the meaning ascribed thereto in Section 6.12(g);

“Information Systems Business” has the meaning ascribed thereto in the Preamble;

“Information Systems Business IP Rights” means any and all Intellectual Property Rights used or held for use in the conduct of the Information Systems Business as defined and currently conducted;

“Information Systems Source Code” means any software source code, any material portion or aspect thereof, or any material proprietary information or algorithm contained in or relating to any software source code of any Owned IP Rights;

“Information Systems Subsidiaries” means MDA-Brampton, Triathlon, 6457258, Geospatial, MDA Systems-Canada, MDA-Montreal, Cascade, 6454879, Iotek, MDA Systems-US, Dynacs M&D, Dynacs Services, MDA-Federal, MDA Geospatial-US, EOS, Orbital Optics; for all purposes other than Article 4 (except Section 4.25), VCI, ASI and ASI-LLC; and for the purposes of the provisions of Article 4 and Article 6, Dynacs Engineering Company (India) Ltd.; and “Information Systems Subsidiary” means any one of them;

“Intellectual Property Rights” means any and all rights, whether registered or unregistered, existing from time to time in any jurisdiction throughout the world under patent law, copyright law, moral rights law, trade-secret law, industrial design, database, semiconductor chip protection law, trademark law, unfair competition law, or other similar laws or rights (including rights in respect of domain names) throughout the world in, to, or arising out of, or associated with any of the following: (i) inventions, improvements, trade secrets, proprietary information, know-how and Technology, including ideas, research and development, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, drawing family trees, source control documents and other documentation, specifications, pricing and cost information, and business and marketing plans and proposals that constitute trade secrets under applicable Law (collectively, “Trade Secrets”); (ii) works of authorship, copyrights, copyright and mask works registrations and applications therefor with any Governmental Entity in Canada, the U.S. or any foreign jurisdiction (collectively, “Copyrights”); (iii) industrial designs and any registrations and applications therefor with any Governmental Entity in Canada, the U.S. or any foreign jurisdiction (collectively, “Industrial Designs”); (iv) trade names, logos, trademarks and service marks; renewals, extensions, business names, corporate names, domain names, registrar or logos, world wide web addresses and registrations and applications therefor with any Governmental Entity (or in the case of domain names, registers or equivalent) in Canada, the U.S. or any foreign jurisdiction (collectively, “Trademarks”); and (v) patents, applications for patents wherever registered therefor, and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof with any Governmental Entity in Canada, the U.S. or any foreign jurisdiction (the “Patents”); provided however there shall be excluded from Intellectual Property Rights all domain names, trade names, business names, trademarks, registrar or logos, or world wide web addresses containing the name “MacDonald, Dettwiler and Associates” or “MDA” or any derivative thereof;

“Iotek” means Iotek Incorporated, a company incorporated under the laws of Nova Scotia;

“IP License Agreement” means the license agreement by which any Intellectual Property Rights used in the Information Systems Business that are retained by MDA (including the Excluded IP) will be licensed to Parent and its Affiliates, or that is owned by any Information Systems Subsidiary or Can AcquisitionCo will be licensed to MDA and its Affiliates, including the Parent Licensed IP;

“ITA” means the Income Tax Act (Canada) as same may be amended from time to time;

“knowledge of MDA” means the actual knowledge of any one of Subramanian (Mani) Balakrishnan, Chris Davies, Daniel Friedmann, Canon Fung, David Hargreaves, Magued Iskander, Angela Lau, Hiten Makim, Steve Oldham, Terry Piche, Gordon Thiessen, Anil Wirasekara and Carol Wright;

“Laws” means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX), and the term “applicable” with respect to such Law and in the context that refers to one or more Persons, means that such Law applies to such Person or Persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Licences” means all licences, permits, approvals, consents, certificates, registrations and authorizations issued by any Governmental Entity held by or granted to an applicable party which are material to the conduct of the applicable Information Systems Business;

“Licensed IP” means the Intellectual Property Rights licensed to MDA from third parties, and used in or necessary for, the operation of the Richmond Information Systems Business;

“Lien” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property;

“Loss” or “Losses” has the meaning ascribed thereto in Section 9.2;

“Material Adverse Effect,” means with respect to the Information Systems Business, taken as a whole, any change, effect, circumstance, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations: (a) that is, or would be reasonably expected to be, material and adverse to the current or future business as currently contemplated, operations, regulatory status, financial condition or results of operations of the Information Systems Business; or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of MDA to consummate the Transaction before the Termination Date; provided, however, that a Material Adverse Effect shall not include any such change, effect, event or occurrence directly or indirectly arising out of or attributable to (i) changes or effects affecting the aerospace, satellite and defense industry as a whole or resulting from general economic and market conditions, (ii) any delay, failure or inability by any Information Systems Subsidiary to acquire new customers or prospective orders or Contracts, including the failure or inability to execute contracts and agreements currently under discussion or negotiation, or (iii) any loss of customers due to a pre-existing competitive relationship between the customer and the Parent or as a result of the announcement of the execution of this Agreement or the Transaction;

“Material Contracts” has the meaning ascribed thereto in Section 4.10(a);

“Material Subsidiary” means a Subsidiary (i) the assets of which exceed 5% of the total assets of the ultimate parent corporation on a consolidated basis as at the end of the last completed fiscal year of the ultimate parent corporation, or (ii) of which the ultimate parent corporation’s direct or indirect equity interest in the income (before income taxes and extraordinary items) exceeds 5%

of such income of the ultimate parent corporation on a consolidated basis during the last completed fiscal year of the ultimate parent corporation;

“MDA” has the meaning ascribed thereto in the Preamble;

“MDA-Brampton” means MacDonald, Dettwiler and Associates Inc., a corporation incorporated under the laws of Ontario;

“MDA-Federal” means MDA Federal Inc., a corporation incorporated under the laws of Delaware;

“MDA-Montreal” means MacDonald, Dettwiler and Associates Corporation, a corporation incorporated under the laws of Canada;

“MDA Common Shares” means the issued and outstanding common shares in the capital of MDA, including under any shareholder rights plans of MDA if implemented prior to the Effective Time;

“MDA Disclosure Letter” means that certain letter of disclosure dated as of the date of this Agreement and signed by an authorized officer of MDA and delivered by MDA to Parent on or prior to the date of this Agreement;

“MDA Geospatial-US” means MDA Geospatial Services Corp., a corporation incorporated under the laws of Washington;

“MDA IP Rights Agreements” has the meaning ascribed thereto in Section 4.19(h);

“MDA ISB Employees” means the Richmond Employees and the employees of the Information Systems Subsidiaries;

“MDA Meeting” means the special meeting of MDA Shareholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held to consider the approval of the Transaction;

“MDA Permits” has the meaning ascribed thereto in Section 4.17;

“MDA Plans” has the meaning ascribed thereto in Section 4.16(a);

“MDA Selling Subsidiaries” means MDA-UK and MDA-US, and “MDA Selling Subsidiary” means either of them;

“MDA Shareholders” means the Holders of MDA Common Shares;

“MDA SRA Documents” has the meaning ascribed thereto in Section 4.9(a);

“MDA Systems-Canada” means MacDonald, Dettwiler Systems Ltd., a corporation incorporated under the laws of Canada;

“MDA Systems-US” means MDA Systems Inc., a corporation incorporated under the laws of Delaware;

“MDA-UK” means Macdonald, Dettwiler and Associates Limited, a company incorporated under the laws of England and Wales;

“MDA-US” means MacDonald, Dettwiler and Associates Corp., a corporation incorporated under the laws of Delaware;

“Non-Active Designated Employees” means the Richmond Employees who are absent from work on the Closing Date by reason of an approved leave of absence;

“Non-Active Employee Start Date” means the date on which each Non-Active Designated Employee commences active employment with Can AcquisitionCo;

“Operating Contracts” mean any customer Contract of the Richmond Information Systems Business under which all delivery and service obligations have not been completed or satisfied;

“Orbital Optics” means Orbital Optics Limited, a company incorporated under the laws of England and Wales;

“Owned IP Rights” means Information Systems Business Rights that are owned by MDA or by any of the Information Systems Subsidiaries;

“Parent Parties” has the meaning ascribed thereto in the Preamble;

“Parent” has the meaning ascribed thereto in the Preamble;

“Parent Indemnified Parties” has the meaning ascribed thereto in Section 9.2;

“Parent Licensed IP” means the Intellectual Property Rights described on Exhibit 1.1D;

“Permitted Liens” means:

(i)            servitudes, easements, restrictions, rights of way and other similar rights in real property or any interest therein, provided the same are not of such nature as to materially adversely affect the use of the property subject thereto;

(ii)           undetermined or inchoate liens, charges and privileges incidental to current construction or current operations for amounts which are not due or delinquent;

(iii)          statutory liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any governmental authority that have not at the time been filed or registered against the title to the asset or served upon the Vendor pursuant to law or that relate to obligations not due or delinquent;

(iv)          assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease, and liens or rights reserved in any lease for rent or for compliance with the terms of such lease;

(v)           security given in the ordinary course of a businesses to any public utility, municipality or government or to any statutory or public authority in connection with the operations of the that businesses, other than security for borrowed money;

(vi)          the reservations in any original grants from the Crown of any real property or interest therein and statutory exceptions to title, which do not materially detract from the value of the real property concerned or materially impair its use in the operation of a business; and

(vii)         the Liens described in Section 1.1 to the MDA Disclosure Letter;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Personal Information” means information about an individual transferred by MDA to Can AcquisitionCo or any individual who is an employee of any Information Systems Subsidiary, but does not include an individual’s name, position name or title, business telephone number, business address, business email or business fax number;

“Pre-Closing Period” has the meaning ascribed thereto in Section 6.14(a);

“Pre-Closing Period Tax Returns” has the meaning ascribed thereto in Section 6.14(a);

“Prime Rate” means the annual rate of interest payable from time to time by the Parent Parties on Canadian dollar loans from their lenders;

“Purchase Price” has the meaning ascribed thereto in Section 3.1;

“Purchased Shares” has the meaning ascribed thereto in Section 2.1;

“RapidEye Receivables” means the amount owing to MDA by RapidEye AG with respect to the RapidEye project in the amount of €10,316,000 comprised of one invoice for €5,300,000 and one invoice for €5,016,000;

“Receivables” means all current and long-term trade accounts and accounts receivable due or accruing to MDA in respect of the Richmond Information Systems Business, together with all unbilled receivables, as at the Closing Date;

“Registered Intellectual Property” means all applications and registrations for Trademarks, Patents, Industrial Designs and Copyrights with any Governmental Entity in Canada, the U.S. or any foreign jurisdictions;

“Release” means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, migrate, pour, emit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning;

“Release Agreement” has the meaning ascribed thereto in Section 6.8;

“Representatives” has the meaning ascribed thereto in Section 6.4(a);

“Required Consents” has the meaning ascribed thereto in Section 4.4(a);

“Required Financial Statements” has the meaning ascribed thereto in Section 6.1(e);

“Review Period” has the meaning ascribed thereto in Section 3.3(a);

“Revised Agreed Amount” has the meaning ascribed thereto in Section 2.5(c);

“Richmond Assets” has the meaning ascribed thereto in Section 2.1(b);

“Richmond Books and Records” has the meaning ascribed thereto in Section 2.1(b)(x);

“Richmond Employees” means all those employees who are employed in the Richmond Information Systems Business on the Closing Date, but excluding the Excluded Employees;

“Richmond Information Systems Business” means that portion of the Information Systems Business operated by MDA directly as at the date of this Agreement;

“Richmond IP” means the Intellectual Property Rights owned by MDA, and currently used in the operation of, the Richmond Information Systems Business (other than the Excluded IP);

“Safe Income” has the meaning ascribed thereto in Section 2.2(b);

“Securities Laws” means all applicable Canadian provincial securities laws, rules and regulations and published policies thereunder;

“September Working Capital” means $19,612,000 as shown on the September Working Capital Statement;

“September Working Capital Statement” means the statement of September Working Capital in the form as attached hereto as Exhibit 1.1E;

“Shared IT” means those Intellectual Property Rights as described on Exhibit 1.1F;

“Special Resolution” means the special resolution of the MDA Shareholders, approving the Transaction and the Agreement to be considered at the MDA Meeting;

“Standard NDAs” has the meaning ascribed thereto in Section 4.19(g);

“Straddle Period” means a taxable period that begins on or prior to the Closing Date and that ends after the Closing Date;

“Subsidiary” means with respect to a specified Person, (a) any corporation, partnership, joint venture, association, limited liability company, unlimited liability company or other person or organization, incorporated or unincorporated, which is a subsidiary as defined in the CBCA of such specified Person, (b) a partnership of which such specified Person or another of its Subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests, or (c) a Subsidiary (as defined in clause (a) or (b) hereof) of any Person described in clause (a) or (b) hereof for any Subsidiary (as so defined) thereof;

“Subsidiary Shares” means the shares in the capital of Dynacs M&D, Dynacs Technical, Dynacs Engineering Company (India) Ltd., MacDonald, Dettwiler and Associates GmbH and MDA Systems-Canada and the shares of Geospatial held by MDA-Brampton;

“Superior Proposal” means any bona fide written proposal by a Person other than any Parent Party or their Affiliates, for an Alternative Proposal (not resulting from a contravention of this

Agreement) on terms that the MDA board of directors has in good faith concluded (after consultation with MDA’s outside counsel and financial advisors), taking into account all legal, financial, regulatory and other aspects of such proposal, and the Person making such proposal: (a) if consummated in accordance with its terms to be more favourable, from a financial point of view, to MDA or the MDA Shareholders in either case, after taking into account the payment of the Termination Fee, if applicable, than the terms of the Transaction (including any amendments to the terms and conditions of the Agreement; (b) is reasonably capable of being consummated within a timeframe that is reasonable in the circumstances; and (c) in respect of which adequate arrangements have been made to ensure that the required funds are available to effect payment in full of the consideration (judged as if such Alternative Proposal was a take-over bid under Securities Laws);

“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, pension plan premiums for government administered pension plans; excise, severance, social security premiums, workers compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments, all indirect taxes or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Indemnity Deductible” has the meaning ascribed thereto in Section 9.4(c);

“Tax Returns” includes all returns, reports, declarations, designations, elections, notices, filings, forms, statements including those with respect to any scientific research expenditure tax credits and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed with any Governmental Entity in respect of Taxes;

“Technology” means, collectively, designs, formulae, algorithms, procedures, methods, techniques, ideas, know how, results of research and development, software (both object code and source code forms and any proprietary rights in such software, including documentation and other materials related thereto), tools, data, inventions, apparatus, creations, improvements. works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and any other embodiments of the above, in any form whether or not specifically listed herein, and all related technology, that are used, incorporated or embodied in or displayed by any of the foregoing or used in the design, development, reproduction, sale, marketing, maintenance or modification of any of the foregoing;

“Termination Date” means June 30, 2008;

“Termination Fee” means a fee equal to $40 million;

“Third Party Claim” has the meaning ascribed thereto in Section 9.5;

“Third Party Intellectual Property Rights” means any Intellectual Property Rights owned by a third party;

“Transaction” has the meaning ascribed thereto in the Preamble;

“Transitional Services Agreement” means the agreement between Parent, Can AcquisitionCo and MDA to be entered into on the Closing Date with respect to certain services to be provided to MDA by Can AcquisitionCo or the Information Systems Subsidiaries following the Effective Time, including the sharing of licenses for the Shared IP, provisions relating to the automobile policy and as may be required pursuant to Section 6.6;

“Triathlon” means Triathlon Ltd., a corporation incorporated under the laws of Canada;

“TSX” means the Toronto Stock Exchange;

“US AcquisitionCo” has the meaning ascribed thereto in the Preamble;

“US Information Systems Subsidiaries” means MDA Systems-US, MDA-Federal and MDA Geospatial-US, and “US Information Systems Subsidiary” means any one of them;

“VCI” has the meaning ascribed thereto in Section 4.25;

“WC Objection Notice” has the meaning ascribed thereto in Section 3.3(a);

“Working Capital” has the meaning ascribed thereto in Section 3.3(a);

“Working Capital Adjustment” has the meaning ascribed thereto in Section 3.3(b)(i); and

“Working Capital Deficiency” has the meaning ascribed thereto in Section 3.3(b)(ii).

1.2          Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof.

1.3          Rules of Construction

Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean Canadian dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, and (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

1.4          Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5          Exhibits

The following Exhibits are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Exhibit 1.1A	-	Appropriate Regulatory Approvals
Exhibit 1.1B	-	Excluded Assets
Exhibit 1.1C	-	Excluded Employees
Exhibit 1.1D	-	Parent Licensed IP
Exhibit 1.1E	-	September Working Capital Statement
Exhibit 1.1F	-	Shared IT
Exhibit 2.6(b)	-	Allocation of Purchase Price
Exhibit 6.12(j)	-	Covenants with Respect to Certain Assets

ARTICLE 2
PURCHASE AND SALE

2.1          Purchase and Sale

Parent will cause Can AcquisitionCo and US AcquisitionCo to purchase and MDA will and will cause the applicable MDA Selling Subsidiary to sell:

(a)           to US AcquisitionCo all of the issued and outstanding shares in (A) the US Information Systems Subsidiaries, and (B) the Foreign Information Systems Subsidiaries, free and clear of all Liens;

(b)           to Can AcquisitionCo (A) all of the issued and outstanding shares of the Canadian Information Systems Subsidiaries, free and clear of all Liens, and (B) all right, title and interest of MDA in and to all of the property and assets used in connection with, the Richmond Information Systems Business (other than the Excluded Assets), whether real or personal, tangible or intangible, of every kind and description and wheresoever situated, as a going concern (collectively, the “Richmond Assets”) free and clear of all Liens other than Permitted Liens, including:

(i)            all interest in the leases for real or immoveable property, together with leasehold improvements and appurtenances situate thereon owned by MDA;

(ii)           all machinery, equipment, fixtures, furniture, furnishings, vehicles, parts, tooling moulds, dies, jigs or patterns and other fixed or capital assets including any satellite and the shares in Rocketplane Kistler, Inc.;

(iii)          all inventories, including, without limitation, raw materials, work in process, finished goods and replacement parts;

(iv)          all Receivables other than the RapidEye Receivables and any other Receivables which are Excluded Assets, with respect to the Richmond Information Systems Business and the benefit of all security for such accounts, notes and debts;

(v)           all prepaid expenses of the Richmond Information Systems Business (other than those related to the Excluded Assets);

(vi)          all rights and benefits under the Assumed Contracts and all rights in and to Completed Contracts;

(vii)         all Licences used in the Richmond Information Systems Business to the extent that they may be transferred with or without consent to the extent provided hereunder, including to the extent so transferable, all export permits and licenses;

(viii)        all Richmond IP and all other Third Party Intellectual Property Rights currently used in the Richmond Information Systems Business, and all Licensed IP used in the Richmond Information Systems Business to the extent of MDA’s rights in such assets;

(ix)           all Computer Systems Hardware and Computer Software used in the Richmond Information Systems Business including all rights under licences and other agreements or instruments relating thereto;

(x)            all books of account, personnel records, sales and purchase records, inventory records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, price lists and catalogues, sales literature and advertising material, production reports and records, manufacturing data, equipment logs, operating guidelines and manuals, employee manuals, plans and projections and all other documents, files, correspondence and other information (whether in writing, printed, electronic or computer print out form), and to the extent they pertain to the Richmond Information Systems Business and as determined by MDA and Parent, both acting reasonably (the “Richmond Books and Records”);

(xi)           all goodwill of the Richmond Information Systems Business, together with the exclusive right for Can AcquisitionCo to represent itself as carrying on the Richmond Information Systems Business in succession to MDA and the right to use any words indicating that the Richmond Information Systems Business is carried on (subject to Section 6.12(b) hereof).

The shares of the Canadian Information Systems Subsidiaries, the US Information Systems Subsidiaries and the Foreign Information Systems Subsidiaries are together called the “Purchased Shares”.  The transaction contemplated by this Section 2.1 will be completed pursuant to such agreements, bills of sale, assignments and related documents as approved by Parent, acting reasonably.

2.2          Pre-Completion Steps

Immediately prior to the Closing Date, MDA will take the following steps:

(a)           MDA and MDA-US shall contribute sufficient cash to capital to any applicable Information Systems Subsidiary to allow that Information Systems Subsidiary (or any of its wholly-owned Subsidiaries) to repay the principal and interest on any inter-company debt owed to MDA or any Affiliate of MDA and to pay the Safe Income dividend described in Section 2.2(b); such contribution to capital shall occur prior to the payment of dividends of Safe Income as provided in Section 2.2(b) below;

(b)           each of MDA-Brampton and Geospatial shall declare and pay to MDA a series of dividends reflecting the income earned or realized by each corporation after 1971 and before the safe income determination time, the whole as determined for the purpose of subsection 55(2) of the ITA (“Safe Income”);

(c)           MDA shall and shall cause each MDA Selling Subsidiary to contribute to the capital of the respective Information Systems Subsidiary, the principal and interest on any inter-company debt owed by that Information Systems Subsidiary to MDA or any Affiliate of MDA;

(d)           any amount owed by MDA and its Affiliates to the Information Systems Subsidiaries and will be paid in full prior to the Closing Date;

(e)           the Information Systems Subsidiaries will declare and pay such other dividends as determined by MDA, acting reasonably; and

(f)            the shares of Dynacs Engineering Company (India) Ltd. and MacDonald, Dettwiler and Associates GmbH may be transferred to MDA-Brampton, if it can be effected on a tax free basis to any Information Systems Subsidiary.

2.3          Non Transferability

(a)           Subject to Sections 2.3(b) and 2.3(c), to the extent that any of the Richmond Assets are not capable of being sold, assigned, transferred, delivered or subleased without the consent or waiver of any Person, or if such sale, assignment, transfer, delivery or sublease, or attempted sale, assignment, delivery or sublease would constitute a breach of any applicable term of such Richmond Assets or a violation of any Law, MDA shall not assign, transfer, deliver or sublease such Richmond Assets until such consent or waiver, if applicable, is received, but instead such Richmond Asset shall be dealt with as herein provided.

(b)           MDA shall use reasonable efforts to obtain, on or before the Closing Date and thereafter as required, the consents and waivers referred to in Section 2.3(a) and to resolve any and all impediments to the sale, assignment, transfer, delivery or sublease referred to in Section 2.3(a) and to obtain any other consents and waivers necessary to convey to Can AcquisitionCo any of the Richmond Assets which require same.  Parent shall assist MDA in obtaining such consents or waivers in Section 2.3(a) in the manner provided in Section 6.8;

(c)           MDA shall have no liability to the Parent Parties if any of the consents and waivers referred to in Section 2.3(a) are not obtained by the Closing Date.  To the extent that the consents and waivers referred to in Section 2.3(a) are not obtained by MDA, or until the impediments to the sale, assignment, transfer, delivery or sublease referred to therein are resolved, MDA shall after the Closing Date perform and satisfy all obligations and liabilities of MDA under or in respect of each of the Richmond Assets referred to in Section 2.3(a) and MDA shall, after the Closing Date:

(i)            hold the benefits of any such Richmond Asset referred to in Section 2.3(a) in trust for Can AcquisitionCo in accordance with the provisions of this Section 2.3(c);

(ii)           cooperate in any reasonable and lawful arrangement, approved by MDA and Parent, designed to provide such benefits to Can AcquisitionCo; and

(iii)          enforce for the account of Can AcquisitionCo and only at the request of Can AcquisitionCo or Parent, any rights or obligations of MDA arising from any such Richmond Asset referred to in Section 2.3(a) against or in respect of any Person, including the right to elect to terminate in accordance with the terms thereof upon the advice and request of Parent, at the cost of Parent as agreed to.

2.4          Assumption of Liabilities

Parent shall cause Can AcquisitionCo to assume, pay, satisfy, discharge, perform and fulfill, from and after the Closing Date, all obligations and liabilities of MDA relating to the Richmond Information Systems Business or the Richmond Assets, other than Excluded Liabilities, including existing, accrued or accruing (whether direct, indirect or contingent) as at the Closing Date (the “Assumed Liabilities”).  Such assumption shall be pursuant to an assumption of liabilities agreement in form satisfactory to the Parent, acting reasonably.

2.5          Allocation of MDA Purchase Price

(a)           MDA, the MDA Selling Subsidiaries, Can AcquisitionCo and US AcquisitionCo will allocate the Purchase Price among the Richmond Assets, the Purchased Shares and the Assumed Liabilities in accordance with Exhibit 2.6(b) and MDA, the MDA Selling Subsidiaries, Can AcquisitionCo and US AcquisitionCo will report the sale and purchase of the respective Richmond Assets and Purchased Shares for all federal, provincial and local tax purposes in accordance with such allocation.

(b)           If (i) the Minister of National Revenue or any other competent authority at any time questions or proposes to issue or issues any assessment or assessments that would impose or imposes any liability for Tax of any nature or kind on any of the parties or on any other person on the basis that the allocation of the Purchase Price among the Richmond Assets and the Purchased Shares at the date of this Agreement is greater or less than the amount agreed (the “Agreed Amount”) and (ii) MDA and Parent agree or a competent tribunal finally adjudges that the allocation is a greater or lesser amount (the “Adjusted Value”) than the Agreed Amount, then (iii) the Agreed Amount will be determined by reference to the Adjusted Value to the exclusion of the Agreed Amount, and (iv) MDA and Parent will do all such things and perform all such acts as may be necessary to revise the Agreed Amount accordingly.

(c)           Each of MDA and Purchaser will, subject to applicable Law and administrative practice, execute and file on a timely basis and in the required manner and using forms reasonably acceptable to their respective counsel, and on the prescribed forms (if and when available), an election to have proposed paragraph 56.4(3)(b) of the ITA, Canada in respect of the Richmond Assets (or such similar provisions as are or may be enacted) apply to the amount of the consideration set out in Exhibit 2.6(b) attributable to the non-competition provision (as described in Section 6.12(f) relating to the Richmond Assets) and each of MDA and Can AcquisitionCo will prepare their respective Tax Returns consistent with such joint election. If MDA and Can AcquisitionCo subsequently mutually determine that the consideration paid to MDA that can reasonably be regarded as attributable to the non-competition provision is not the amount allocated by the parties in Exhibit 2.6(b), the consideration attributable to the non-competition provision will be adjusted as between the consideration for the Richmond Assets and the Purchased Shares and the non-competition provision (the “Revised Agreed Amount”). Thereafter, the consideration paid to MDA for the Richmond Assets and the Purchased Shares will be deemed to be and to have always to have been the corresponding amounts under the Revised Agreed Amount and MDA and Can AcquisitionCo will amend their elections or make such further elections as may be necessary. MDA and Can AcquisitionCo will make any required elections under corresponding provincial or territorial law and the foregoing provisions will apply mutatis mutandis in respect thereof.

2.6          ETA Election

MDA and Can AcquisitionCo shall elect jointly under subsection 167(1) of the ETA, in the form prescribed for the purposes of those provisions to elect that GST not apply in respect of the sale and transfer of the Richmond Assets and Can AcquisitionCo and MDA shall file such election in its GST returns for the reporting period that includes the Closing Date.

2.7          Accounts Receivable Election

MDA and Can AcquisitionCo will elect jointly in the prescribed form and manner under Section 22 of the ITA as to the sale of the accounts receivable and other assets that are described in Section 22 of the ITA and to designate in such elections an amount equal to the portion of the Purchase Price allocated to such assets pursuant to Section 2.5(a) as the consideration paid by Can AcquisitionCo therefor.

2.8          Deferred Revenue Obligations

MDA and Can AcquisitionCo will elect jointly pursuant to subsection 20(24) of the ITA and its equivalent provisions under applicable provincial Tax legislation to have the rules in subsection 20(24) of the ITA (and the provincial equivalents thereof) apply in respect of amounts relating to obligations of MDA from the Richmond Information Systems Business that are described in paragraph 12(1)(a) of the ITA and Can AcquisitionCo assumes as part of the Transaction.  MDA acknowledges that at the Closing Date, MDA will transfer to Can AcquisitionCo, applicable Richmond Assets having a value equal to the amount of such obligations as consideration for the assumption thereof by Can AcquisitionCo.

2.9          Social Services Tax Act

MDA shall pay all sales tax payable to the Government of British Columbia under the Social Service Tax Act with respect to the sale of the Richmond Assets.

2.10        Section 167 of the ETA

Can AcquisitionCo covenants and agrees that on or before the Closing Date it will be registered for the purposes of the GST as required under the ETA.  Prior to the Closing it will provide in writing to MDA the GST account number issued and confirm that it has not ceased to be registered for GST purposes.  Can AcquisitionCo further represents and warrants that it intends to use the Richmond Assets in a commercial activity.

ARTICLE 3
PURCHASE

3.1          Purchase Price

The aggregate purchase price (the “Purchase Price”) payable by the Parent Parties to MDA and the MDA Selling Subsidiaries for the Richmond Assets and the Purchased Shares shall be, subject to adjustment pursuant to Section 3.3, $1,325,000,000.  The Parent Parties shall pay all stamp and other duties payable with respect to the acquisition of the Purchased Shares.

3.2          Payment of Purchase Price

The Purchase Price shall be payable by the Parent Parties by way of wire transfer of immediately available funds to such bank accounts as MDA may specify at least two Business Days prior to the Closing Date.

3.3          Working Capital Adjustment

(a)           As soon as practicable, but in no event later than 90 days following the Closing Date, Parent shall prepare and deliver to MDA (A) a balance sheet of the Information Systems Subsidiaries and MDA, with respect to the Information Systems Business on a combined basis as of the Closing Date (the “Closing Date Balance Sheet”) and (B) its calculation of Working Capital as of the Closing Date (the “Closing Working Capital”), based on the Closing Date Balance Sheet in the same form as the September Working Capital Statement (the “Closing Working Capital Statement”).  The Closing Date Balance Sheet and the Closing Working Capital Statement (together the “Closing Financial Data”) shall be prepared in accordance with GAAP and in a manner consistent with the calculations in the September Working Capital Statement.  For the purpose hereof “Working Capital” means for the Information Systems Business (A) the aggregate of all current and non-current accounts receivable, unbilled accounts receivable, holdbacks by customers, inventories and prepaid amounts including prepaid data and supplier payments less (B) accounts payable, holdbacks from suppliers, accrued and other liabilities including payroll liabilities and deferred revenues.

Working Capital excludes, for greater certainty (1) all working capital pertaining to the business of ASI-LLC; (2) all future and current Tax balances as on Closing Date; (3) all cash and debt balances including intercompany receivables and payables; (4) The RapidEye Receivables (5) gain/loss on foreign exchange contracts, (6) idle space reserve (7) acquisition contingencies, (8) any non-cash changes, between September 30, 2007 and the Closing Date, in contingencies and accruals within the estimate of total project costs.  For greater clarity, a non-cash change would not include a reduction in project contingencies where there was a corresponding increase in the estimated costs to complete a project, and (9) any amounts related to any local authority modernization program contracts.

(b)           MDA shall have 15 days (the “Review Period”) following receipt of the Closing Financial Data in which to review the Closing Financial Data.  If at any time during the Review Period, MDA determines that it has any objection to the Closing Financial Data or any aspect of the calculation of Closing Working Capital, MDA may send a written notice (the “WC Objection Notice”) explaining in reasonable detail such objection(s); provided, that the WC Objection Notice shall be delivered to Parent, in accordance with Section 10.2 hereof, no later than 10 business days following the last day of the Review Period.  Parent and MDA shall endeavour, in good faith, to resolve the matters described in the WC Objection Notice.  If Parent and MDA are unable to resolve any of the matters described in the WC Objection Notice and agree in writing to that resolution within 20 days after MDA’s receipt thereof, Parent and MDA shall promptly submit those items then remaining unresolved for arbitration before Ernst & Young (Vancouver), or if they refuse or are unable to act, a nationally recognized accounting firm acceptable to MDA and Parent (the “Arbitrator”) and such arbitration shall be conducted in accordance with the provisions hereof.  The amount as shown on the Working Capital Statement by the Arbitrator as Closing Working Capital shall be the Final Closing Working Capital (as defined below).  MDA on the one hand, and Parent on the other hand, shall each bear one-half of the fees, costs and expenses of the Arbitrator; provided, however, that if the Arbitrator determines that one party to the arbitration is the prevailing party, then the non-prevailing party shall alone be responsible for the fees, costs and expenses of arbitration incurred by all parties.  “Final Closing Working Capital” means (A) if no WC Objection Notice is given, the Closing Working Capital or (B) if a WC Objection Notice is given with respect to Closing Working Capital, the Closing Working Capital as agreed between Parent and MDA, and if not so agreed, the Closing Working Capital as determined by the Arbitrator.

(i)            If Final Closing Working Capital is greater than September Working Capital, the Parent Parties shall promptly pay MDA an amount (the “Working Capital Adjustment”) equal to Final Closing Working Capital less September Working Capital.  Payment of any Working Capital Adjustment shall be made by wire transfer to the account of MDA as MDA shall notify Parent in writing, together with interest at the Prime Rate from the Closing Date until the date of payment.

(ii)           If Final Closing Working Capital is less than September Working Capital, MDA shall promptly pay to Parent on behalf of the Parent Parties an amount (the “Working Capital Deficiency”) equal to September Working Capital, less the Final Closing Working Capital.  The Working Capital Deficiency shall be paid by wire transfer to the account of Parent as Parent shall notify MDA in writing, together with interest at the Prime Rate from the Closing Date until the date of payment.

(c)           Parent and MDA will execute, if requested by the Arbitrator, a reasonable engagement letter, including customary indemnities.  The Arbitrator shall act as an arbitrator to determine, based solely on the provisions of this Section 3.3 and the representations by Parent and MDA, only on those issues still in dispute and only as to whether such amounts were arrived at in conformity with this Section 3.3.  The Arbitrator’s determination shall be made within 30 days of its selection, or such other period as mutually agreed to by Parent and MDA, and shall be set forth in a written statement delivered to Parent and MDA.  The arbitration proceedings under this Section 3.3(c) shall be treated as confidential information.  The Arbitrator shall be bound by a mutually agreeable confidentiality agreement.  The procedures of this Section 3.3(c) are exclusive and, except as set forth below, the determination of the Arbitrator shall be final and binding on the parties hereto.  The decision rendered pursuant to this Section 3.3(c) may be filed as a judgment in any court of competent jurisdiction.  Either Parent or MDA may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 3.3(c).  The other party’s only defense to such a request for specific enforcement or other legal action shall be fraud by or on the part of the Arbitrator.  Absent such fraud, such other party shall reimburse the party seeking enforcement for its expenses related to such enforcement.

(d)           The determination and adjustment of the Purchase Price in accordance with the provisions of this Article shall not limit or affect any other rights or causes of action the Parent may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF MDA

As an inducement to the Parent Parties to enter into this Agreement, MDA hereby represents and warrants to the Parent Parties as follows in each case except as set forth in the MDA Disclosure Letter (each of which exceptions shall specifically identify the relevant section hereof to which it relates):

4.1          Organization and Standing

(a)           Each of MDA, the MDA Selling Subsidiaries and the Information Systems Subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate power and authority to own, lease, sublease and operate its properties and assets and to conduct its businesses as currently owned and conducted except where, individually or in the aggregate, the failure of such a Subsidiary other than a Material Subsidiary to be so organized, formed or existing or to have such power or authority would not have a Material Adverse Effect. Each of MDA, the MDA Selling Subsidiaries and the Information Systems Subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify, except where, individually or in the aggregate, the failure to be so qualified would not have a Material Adverse Effect.

(b)           Section 4.1(b) of the MDA Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of the Information Systems Subsidiaries together with (i) the jurisdiction of organization or formation of such corporation, (ii) the name of each Person related to MDA that owns beneficially or of record any equity or similar interest in such corporation, and (iii) the percentage interest owned by MDA or any of its Subsidiaries in such corporation.  Except as set forth on Section 4.1(b) of the MDA Disclosure Letter, none of MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary is subject to any obligation or a series of related obligations to provide funds to, make any investment in or provide any financial assistance (in the form of a loan, capital contribution or otherwise) to any Subsidiary or other corporation.

(c)           MDA has heretofore made available to Parent complete and correct copies of the constating documents of each of its Material Subsidiaries, in each case as in effect on the date of this Agreement.

(d)           None of the Information Systems Subsidiaries owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person other than any other Information Systems Subsidiary.

4.2          Capitalization

(a)           The authorized capital of each of the Information Systems Subsidiaries and the Purchased Shares and the holders thereof are as set forth on Schedule 4.2(a) of the MDA Disclosure Letter.  The Purchased Shares and the Subsidiary Shares are the only issued and outstanding shares of the Information Systems Subsidiaries, all of which are issued and outstanding.

(b)           All of the Purchased Shares and the Subsidiary Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon any Information Systems Subsidiary and all such Purchased Shares and the Subsidiary Shares are owned, except as described in Section 4.2(a) and (b) to the MDA Disclosure Letter, directly or indirectly by MDA, free and clear of all Liens, except for restrictions on transfers, if any, contained in the constating documents of such Information Systems Subsidiaries.

(c)           Except as described in Schedule 4.2(c) of the MDA Disclosure Letter, as of the date of this Agreement, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating MDA or any of its Subsidiaries to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any capital stock, of any of the Information Systems Subsidiaries, nor are there outstanding any securities or obligations of any kind of MDA or any of its Subsidiaries which are convertible into or exercisable or exchangeable for any capital stock of any of the Information Systems Subsidiaries and neither MDA nor any of the Information Systems Subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities.  There are not outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of any of the Information Systems Subsidiaries.  There are no outstanding bonds, debentures or other evidences of indebtedness of any of MDA or its Subsidiaries having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) on any matter with respect to the Information Systems Subsidiaries.  There are no stockholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which any of the Information Systems Subsidiaries is a party or bound with respect to the voting, disposition or registration of any outstanding securities of any of the Information Systems Subsidiaries, except as disclosed in Section 4.2(c) of the MDA Disclosure Letter.

(d)           None of MDA, with respect to the Richmond Information Systems Business, nor any Information Systems Subsidiary, owns any shares or securities of any other Person.

4.3          Authority and No Conflicts

(a)           MDA has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the Transaction contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the Transaction, subject to the approval of MDA Shareholders as provided in this Agreement.  The execution and delivery of this Agreement and the other documents related to the Transaction by MDA and the MDA Selling Subsidiaries and the consummation by MDA and the MDA Selling Subsidiaries of the Transaction has been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of MDA or the MDA Selling Subsidiaries are necessary to authorize this Agreement and the other documents related to the Transaction or to consummate the Transaction, other than the approval of the MDA Shareholders.

(b)           Each of this Agreement and the other documents related to the Transaction has been or will be duly and validly executed and delivered by MDA and with respect to any other documents, the MDA Selling Subsidiaries, and constitutes or will constitute its legal, valid and binding obligation, enforceable against each of them in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors rights generally, and by general principles of equity.

(c)           The board of directors of MDA at a meeting duly called and held has determined by the unanimous approval of all directors voting (A) that this Agreement and the Transaction are fair to MDA and the MDA Shareholders and are in the best interests of MDA, (B) to recommend that the MDA Shareholders vote in favour of the Special Resolution.

(d)           Neither the execution and delivery of this Agreement and all other documents related to the Transaction by MDA or any of the other MDA Selling Subsidiaries, as applicable, nor the performance by each of them of their respective obligations hereunder and thereunder and the completion of the Transaction will:

(i)            conflict with, or violate any provision of, the constating documents of MDA or any of the MDA Selling Subsidiaries or Information Systems Subsidiaries;

(ii)           subject to the consents, waivers, approvals, orders, authorizations, registrations, declarations, rulings, notices, certificates or filings referred to in Section 4.4 being made or obtained, violate or breach any Laws applicable to MDA, any of the MDA Selling Subsidiaries or Information Systems Subsidiaries;

(iii)          subject to the consents, waivers, approvals, orders, authorizations, registrations, declarations, rulings, notices, certificates or filings referred to in Section 4.4 being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, grant, authorization, variance, exemption, consent, certificate, approval, order, concession, easement or other instrument to which MDA, any of the MDA Selling Subsidiaries or any of the Information Systems Subsidiaries is a party or by which MDA, any of the MDA Selling Subsidiaries or any of the Information Systems Subsidiaries or their respective property is bound or subject; or

(iv)          except as disclosed in Section 4.3(d)(iv) of the MDA Disclosure Letter, result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any Person the right to acquire any of the Purchased Shares or the assets of any of the MDA Selling Subsidiaries or any of the Information Systems Subsidiaries, or restrict, hinder, impair or limit the ability of any of the MDA Selling Subsidiaries or any of the Information Systems Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on;

except in the case of clauses (ii) through (iv) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect or materially impair the ability of MDA or any of the MDA Selling Subsidiaries to perform their respective obligations hereunder or prevent or materially delay the consummation of the Transaction.

(e)           The only vote of holders of securities of MDA necessary to approve the Transaction is the adoption of the Special Resolution.  There are no shareholders agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which MDA or any of its Subsidiaries is a party or, to the knowledge of MDA, with respect to any shares or other equity interests of MDA or any of its Subsidiaries or any other Contract relating to voting with respect to any equity securities of MDA.

4.4          Consents; Approvals

(a)           No consent, waiver, approval, license, permit, order or authorization of, or registration, declaration, ruling, notice, certificate or filing with, or permit from, any third party or Governmental Entity is required to be obtained or made by or with respect to MDA, any of the MDA Selling Subsidiaries, or any of the Information Systems Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the Transaction by MDA, or any of the MDA Selling Subsidiaries, the performance of their respective obligations hereunder or the consummation by any of them of the Transaction other than (a) the approval by Special Resolution of the MDA Shareholders, (b) the Appropriate Regulatory Approvals required to be obtained by MDA, any of the Information Systems Subsidiaries or any of the MDA Selling Subsidiaries in order for any of them to consummate the Transaction, (c) the consents, waivers, approvals or authorizations from third parties as set forth in Section 4.4(a) of the MDA Disclosure Letter which are material to the ongoing operation of the Information Systems Business (the “Required Consents”), and (d) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have a Material Adverse Effect or prevent or materially delay the consummation of the Transaction or materially impair MDA’s ability to perform its obligations hereunder.

(b)           None of the Information Systems Businesses are engaged in any of the activities, services or businesses as described in section 14.1(5) of the ICA, or as described in the definition of “cultural business” in section 14.1(6) of the ICA.

(c)           To the knowledge of MDA, the book value of the assets of the Canadian Information Systems Subsidiaries plus the book value of the Richmond Assets, calculated in accordance with the ICA and the Investment Canada Regulations pursuant to the ICA, as at December 31, 2007, is under $295 million.

4.5          No Defaults

Except as disclosed in Section 4.5 of the MDA Disclosure Letter, none of MDA, any of the MDA Selling Subsidiaries or any of the Information Systems Subsidiaries, or to the knowledge of MDA or any other party thereto, is in default under or violation of, and there has been no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or violation of, or permit the termination of, any term, condition or provision of (a) their respective constating documents, (b) any Material Contract, lease or License to which MDA, with respect to the Richmond Information Systems Business or any of the Information Systems Subsidiaries is a party, or by which MDA, with respect to the Richmond Information Systems Business or any of the Information Systems Subsidiaries or any of their respective property is bound or subject, except, in the case of clause (b), defaults, violations and terminations which would not have a Material Adverse Effect.

4.6          Absence of Certain Changes or Events

Except as disclosed in the MDA SRA Documents prior to the date of this Agreement, since September 30, 2007, MDA and the Information Systems Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect or which materially and adversely affects the ability of MDA or any MDA Selling Subsidiary to consummate the Transaction or to restrict, hinder, impair or limit the ability of MDA, with respect to the Richmond Information Systems Business, or any of the Information Systems Subsidiaries to carry on their respective businesses as and where they are now being carried on.

4.7          No Undisclosed Liabilities

Except as disclosed in Section 4.7 of the MDA Disclosure Letter, and to the knowledge of MDA, neither MDA, with respect to the Richmond Information Systems Business, nor any of the Information Systems Subsidiaries has any liabilities (absolute, accrued, contingent, determined, determinable or otherwise) or obligations, in each case, of the type that would be required to be disclosed on a consolidated balance sheet of MDA (or the notes thereto) and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, except (i) liabilities or obligations fully reflected or reserved against in MDA’s balance sheet as of September 30, 2007 (or the notes thereto or notes to the audited balance sheet at December 30, 2006), included in the MDA consolidated financial statements as at that date, (ii) liabilities or obligations disclosed in the MDA SRA Documents prior to the date of this Agreement, (iii) liabilities incurred since September 30, 2007 in the ordinary course of business consistent with past practice (iv) obligations arising pursuant to the terms of any Contracts of the Information Systems Business or (v) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.8          Employment Matters

(a)           Except as set forth Section 4.8(a) of the MDA Disclosure Letter, neither MDA, with respect to the Richmond Employees, nor any of the Information Systems Subsidiaries is (i) a party to any written policy, agreement, obligation, understanding or undertaking providing for severance or termination payments to, or any employment agreement with, any former or current director, officer or employee, including any entitlements directly or indirectly contingent upon a change of control or (ii) any oral policy, agreement, obligation, understanding or undertaking providing an entitlement to any former director, officer or employee to severance or termination payments, except such payments as may be required under common law.

(b)           Except as set forth in Section 4.8(b) of the MDA Disclosure Letter, neither MDA with respect to the Richmond Information Systems Business, nor any of the Information Systems Subsidiaries is a party to any consulting agreement, employment agreement or independent contractor agreement, written or oral, providing for compensation of any individual in excess of $250,000 per calendar year.  Except as set forth in Section 4.8(b) of the MDA Disclosure Letter, no consulting agreement or independent contractor agreement requires more than 90 days notice to effect termination.

(c)           Except as disclosed in Section 4.8(c) of the MDA Disclosure Letter, neither MDA with respect to the Richmond Employees, nor any of the Information Systems Subsidiaries has agreed to recognize any union or other collective bargaining representative, nor has any union or other collective bargaining representative been certified as the exclusive bargaining representative of any of the MDA ISB Employees.  No labor union or representative of the MDA ISB Employees claims to be seeking to represent the MDA ISB Employees other than those that are parties to executed collective bargaining agreements identified in Section 4.8(c) of the MDA Disclosure Letter. To the knowledge of MDA, no union organizational campaign or representation petitions are currently pending with respect to any of the MDA ISB Employees and there has been no such campaign or petition in the past three years.  All collective bargaining agreements to which an Information Systems Subsidiary is a party have been duly ratified and there are no written or oral agreements which modify the terms of any such collective bargaining agreement. No collective bargaining agreements or other labor contracts relating to the MDA ISB Employees are being negotiated.  To the knowledge of MDA, none of the Information Systems Subsidiaries have breached any of their material obligations under any collective bargaining agreements which breach is continuing. There is no labor strike or labor dispute, slowdown, lockout or stoppage actually pending or to the knowledge of MDA threatened against or affecting the MDA ISB Employees, and none of MDA or the Information Systems Subsidiaries have experienced any labor strikes or labor disputes, slowdowns, lockouts or stoppages since January 1, 2007.

(d)           All MDA ISB Employees and former MDA ISB Employees have been, or will have been on or before the Closing Date, paid or there shall have been accrued all amounts in respect thereof that have accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Closing Date, in accordance with the obligations of MDA and the Information Systems Subsidiaries under any employment or labor practices and policies or any collective bargaining agreement or individual agreement to which MDA or any Information Systems Subsidiary, with respect to the MDA ISB Employees is a party, or by which MDA or any Information Systems Subsidiary with respect to the MDA ISB Employees may be bound, except for, in the case of severance and termination pay, statutory and common law requirements for payment in lieu of reasonable notice of termination.

(e)           There are no current, pending or, to the knowledge of MDA, threatened proceedings before any board, tribunal, arbitrator or Governmental Entities or claims with respect to employment and labor Laws, including, but not limited to, employment and labor standards, unfair labor practices, employment discrimination, occupational health and safety, employment equity, pay equity, workers compensation, human rights and labor relations, other than such proceedings and claims which would not have a Material Adverse Effect.  Neither MDA, with respect to the Richmond Employees nor any of the Information Systems Subsidiaries is subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any present or former employee (and with respect to MDA, any former employee with respect to the Richmond Information Systems Business) or applicant for employment, labor union or other employee representative, or any Government Entity or arbitrator relating to claims of unfair labor practices, employment discrimination, or other claims with respect to employment and labor practices and policies that would have a Material Adverse Effect, and no Government Entity or arbitrator has issued a judgment, order, decree, injunction, decision, award or finding with respect to the employment and labor practices or policies of MDA or any of the Information Systems Subsidiaries which currently has or would be reasonably expected to have a Material Adverse Effect. There are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due and owing pursuant to any workplace safety and insurance legislation by MDA with respect to the employees of the Richmond Information Systems Business or any of the Information Systems Subsidiaries and they have not been reassessed in any material respect under such legislation during the past 3 years and, to the knowledge of MDA, no audit is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or, to the knowledge of MDA, potential claims which may materially and adversely affect accident cost experience.

(f)            MDA, with respect to the Richmond Information Systems Business, and the Information Systems Subsidiaries, is and has been in material compliance with all terms and conditions of employment with the MDA ISB Employees and all Laws respecting labor, employment, human rights, occupational health and safety and privacy.

4.9          Financial Statements

(a)           The consolidated financial statements (including, in each case, any related notes thereto) contained in any documents filed with Canadian securities regulators (the “MDA SRA Documents”) (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of unaudited financial statements, to the absence of notes), (ii) complied in all material respects with the requirements of applicable Securities Laws, (iii) are in accordance with the books and records of MDA; (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of MDA, including the Information Systems Business for the periods covered thereby, (v) contain and reflect adequate provision or allowance in accordance with GAAP for all liabilities, expenses and losses of MDA, including the Information Systems Business, and (vi) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of MDA and its Subsidiaries, including the Information Systems Subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments.

(b)           Since January 1, 2007, there has been no change by MDA or its Subsidiaries in their accounting policies, methods, practices or principles, except as described in the notes thereto and no such change is expected or contemplated except as required by GAAP.

4.10        Contracts

(a)           Section 4.10(a) of the MDA Disclosure Letter lists each of the Material Contracts that are in effect or otherwise binding on any Information Systems Subsidiary (including MDA in respect of the Information Systems Business) or their respective properties or assets. The term “Material Contract” shall include each of the following: (i) any credit agreement, note, bond, guarantee, mortgage, indenture, lease, or other instrument or obligation pursuant to which any indebtedness of MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary is outstanding or may be incurred, in each case in excess of $3,000,000, other than (x) equipment leases entered into in the ordinary course of business, and (y) capital or operating leases that require annual payments not in excess of $3,000,000, individually, (ii) any material Contract restricting the incurrence of indebtedness, the incurrence of Liens or the payment of dividends by any Information Systems Subsidiary except as described in Section 4.10(a) of the MDA Disclosure Letter; (iii) any agreement, Contract or binding commitment for the provision of goods and services in excess of $3,000,000 over the term of the agreement; (iv) any Governmental Contract in excess of $3,000,000 over the term of the agreement; and (v) any collective bargaining agreement; (vi) any employment agreement, Contract or binding commitment providing for annual base compensation or payments in excess of $250,000 in the current or any future year; (vii) any agreement, Contract or commitment of indemnification or guaranty not entered into in the ordinary course of business providing for indemnification which would reasonably be expected to exceed $3,000,000; (viii) any agreement, Contract or binding commitment containing any covenant directly or indirectly limiting the freedom of MDA or any of the Information Systems Subsidiaries to engage in any line of business, compete with any Person, or sell any product or service except as described in Section 4.10(a) of the MDA Disclosure Letter; (ix) agreement, Contract or binding commitment that shall result in the payment by, or the creation of any commitment or obligation (absolute or contingent) to pay on behalf of any Information Systems Subsidiary any severance, termination, “golden parachute,” or other similar payments to any employee (including any MDA ISB Employee) following termination of employment or otherwise as a result of the consummation of the Transaction; (x) any agreement, Contract or binding commitment by any of the Information Systems Subsidiaries entered into since January 1, 2007 or that has material obligations that are to be performed subsequent to date hereof, relating to the disposition or acquisition directly or indirectly (by amalgamation, merger or otherwise) of material assets not in the ordinary course of business or any ownership interest in any Information Systems Subsidiary or other Person; (xi) any material agreement, Contract or binding commitment regarding the development, ownership or use of any Intellectual Property Rights (including material Licenses to or from third parties, but other than commercial off-the-shelf software or “shrink wrap” as the term is commonly understood) in excess of $10,000,000 in annual revenue or costs; (xii) any original equipment manufacturer distribution agreement, material partnership, joint venture or similar agreement or arrangement; in excess of (y) $10,000,000 in annual revenue or (z) Contracts that relate to the purchase by MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary of distribution rights with payments of $3,000,000 or more; (xiii) Contract or agreement involving a standstill or similar obligation of MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary to a third party; (xiv) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture which is not a wholly-owned Subsidiary and which relates to the Information Systems Business; (xv) lease for real property; (xvi) any contract with MDA or with an Affiliate or related party (as construed under the Securities Laws) which is binding on MDA with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary which has a value in excess of $3,000,000 annually; or (xvii) any other agreement, Contract or binding commitment which is material to the operation of the Information Systems Business, taken as a whole, or (y) which is entered into outside the ordinary course of business and which involves consideration or other obligation in excess of $3,000,000 annually.

(b)           There are no material and continuing or, to the knowledge of MDA, threatened pursuant to formal notice, defaults or breaches under any Material Contract by MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary, or to the knowledge of MDA, any other party thereto.  Each Material Contract is (i) valid and binding on MDA, with respect to the Richmond Information Systems Business, and each Information Systems Subsidiary party thereto, (ii) in full force and effect, and

(iii) immediately following consummation of the Transaction and subject to receiving the required consents, including the consents and waivers referred to in Section 4.4(a) of the MDA Disclosure Letter, shall remain in full force and effect, except, in each case, as would not be material to the Information Systems Business, taken as a whole.  MDA, with respect to the Richmond Information Systems Business, and each Information Systems Subsidiary has in all material respects performed all obligations required to be performed by it to the date hereof under each Material Contract.  Except as described in Section 4.10(b) of the MDA Disclosure Letter, as of the date hereof, none of MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary has knowledge of, or has received notice of, any actual or alleged violation or default under (or any condition that with the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract.  Except as described in Section 4.10(b) of the MDA Disclosure Letter, there exists no default or event of default or event, occurrence, condition or act with respect to MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary and to the knowledge of MDA, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions would reasonably be expected to (A) become a material default or event of default under any Material Contract or (B) give any third party (a) the right to declare a default or exercise any remedy under any Material Contract, (b) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (c) the right to accelerate the maturity or performance of any obligation of MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary under any Material Contract, or (d) the right to cancel, terminate or modify any Material Contract, except, in each case, as would not be material to the Information Systems Business taken as a whole.

(c)           Each Government Contract in Canada and the U.S. has been legally awarded and to the knowledge of MDA, each Government Contract in any other foreign jurisdiction was legally awarded and no Government Contract is the subject of bid or award protest proceedings.  Each of the Information Systems Subsidiaries and MDA, with respect to the Richmond Information Systems Business, is in compliance in all material respects with all Laws in Canada and the U.S., and to the knowledge of MDA, in any other foreign jurisdiction, pertaining to the Government Contracts, including the Defence Production Act, Federal Procurement and Administrative Services Act, United States Government procurement laws and regulations, the Federal Acquisition Regulations (the “FAR”), the Defence Federal Acquisition Regulation Supplement, the FAR cost principles and the Cost Accounting Standards and the equivalent statutes and regulations in any other foreign jurisdictions.  Each of the Information Systems Subsidiaries and MDA, with respect to the Richmond Information Systems Business, complies in all material respects with all terms and conditions, including (but not limited to) all clauses, provisions, specifications, and quality assurance, testing and inspection requirements of the Government Contracts in Canada and the U.S. and to the knowledge of MDA, of the Government Contracts in any other foreign jurisdiction.  Each of the Information Systems Subsidiaries and MDA, with respect to the Richmond Information Systems Business, has complied in all material respects with all applicable representations, certifications, compliance, registrations and disclosure requirements under all Government Contracts in Canada and the U.S. and to the knowledge of MDA, under all the Government Contracts in any other foreign jurisdiction and each of its Bids.  Except as disclosed in Section 4.10(c) of the MDA Disclosure Letter, with respect to Government Contracts, MDA has not received formal notice, whether oral or written, there is, as of the date hereof, of a (i) civil fraud or criminal investigation by any Governmental Entity in Canada and the U.S. and to the knowledge of MDA, any other Governmental Entity in any other foreign jurisdiction, (ii) suspension or debarment proceeding (or equivalent proceeding) against MDA, with respect to the Richmond Information Systems Business, or any of the Information Systems Subsidiaries nor, to the knowledge of MDA, are there any facts or circumstances which may form the basis of a disbarment or a suspension proceeding, nor have such parties been disbarred or suspended from participating in awards of contracts or subcontracts or otherwise from conducting business with any Governmental Entity, (iii) request by a government for a contract price adjustment based on a claimed disallowance by any auditor of any government or claim of defective pricing , (iv) dispute between MDA with respect to the Richmond Information Systems Business, or any of the Information Systems Subsidiaries and any government which, since December 31, 2004, has resulted in a government contracting officer’s determination and final decision materially adverse to MDA or any of the Information Systems Subsidiaries, or (v) material claim or equitable adjustment by MDA, with respect to the Richmond Information Systems Business or any of the Information Systems Subsidiaries against the Government of Canada, the U.S. government and (vi) actual, asserted or, to the knowledge of MDA, threatened performance or administrative deficiencies under any Government Contract and no notice of any deficiencies, stop work orders, suspensions, terminations, cure notices, notices of default under any of the Government Contracts.  Each of the Information Systems Subsidiaries and MDA, with respect to the Richmond Information Systems Business, has complied in all material respects with all applicable requirements under each Government Contract relating to the safeguarding of and access to classified information and holds all material security clearances as are required to perform its respective Government Contracts.  There are no facts or circumstances that exist or which have occurred that could result in the suspension or terminations of such clearances or that could render the Richmond Information Systems Business or any of the Information Systems Subsidiaries ineligible for such security clearances or licenses in the future except for the completion of the Transaction.  All security measures required by any classified Government Contract have been implemented in all material respects.  Each of the Information Systems Subsidiaries and MDA, with regard to the Richmond Information Systems Business hold all material Licenses as required to perform its respective Government Contracts.  There are no facts or circumstances that could result in the suspension or termination of such material Licenses or that could render the Richmond Information Systems Business or any of the Information Systems Subsidiaries ineligible for such Licenses in the future.  Except as disclosed in Section 4.10(c) of the MDA Disclosure Letter, there are no royalties, honoraria, fees or other compensation or benefits payable or due by MDA or any of the Information Systems Subsidiaries, or any restrictions, limitations or obligations on MDA with respect to the Richmond Information Systems Business, or any of the Information Systems Subsidiaries under the Government Contracts.  The Information Systems Subsidiaries and MDA, in conducting the Richmond Information Systems Business, are in material compliance with all applicable Laws with respect to the possession and maintenance of all government furnished property.

(d)           Each of the statements set forth on Section 4.10(d) of the MDA Disclosure Letter is true and correct in all material respects.

(e)           No supplier or customer of MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary has provided written notice to MDA or any Information Systems Subsidiary of its intent either to terminate its relationship with

MDA or any Information Systems Subsidiary or to cancel any material agreement with MDA or any Information Systems Subsidiary, except for such terminations and cancellations that would not have a Material Adverse Effect.

4.11        Laws; Certain Business Practices

To the knowledge of MDA, MDA, with respect to the Richmond Information Systems Business, and the Information Systems Subsidiaries, have complied, in all material respects, with and are not, in any material respect, in violation of any applicable Laws.  During the period of the statute of limitations applicable to the date of this Agreement, none of MDA, any of the Information Systems Subsidiaries or any directors, officers, agents, representatives or employees of MDA or any of the Information Systems Subsidiaries has, in the conduct of the Information Systems Business, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any domestic government officials or employees in Canada or the U.S. or to domestic political parties or campaigns in Canada or the U.S. or any other foreign government official or employee or any other foreign political party or campaign in any other foreign jurisdiction in contravention of any Canadian or U.S. Law or to the knowledge of MDA, any other foreign government official or employee or any other foreign political party or campaign in any other foreign jurisdiction in contravention of any other Law, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iv) established or maintained any illegal fund of corporate monies or other properties or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

4.12        Export Control Laws

MDA and each of the Information Systems Subsidiaries are, in relation to the Information Systems Business, in material compliance with all statutory and regulatory requirements under the Export and Import Permits Act (Canada) Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.), the Export Administration Regulations (15 C.F.R. § 730 et seq.) and associated executive orders, the Laws implemented by the Office of Foreign Assets Controls, United States Department of Treasury and all other domestic or foreign Laws relating to export control (collectively, the “Export Control Laws”) except as would not have a Material Adverse Effect.  Neither the Information Systems Subsidiaries or MDA, with respect to the Richmond Information Systems Business has received any written communication that alleges that any Information Systems Subsidiary or MDA, with respect to the Richmond Information Systems Business is not, or may not be, in conducting the Information Systems Business, in substantial compliance with, or has, or may have, any liability under any Export Control Laws in respect of the Information Systems Business.  The Information Systems Subsidiaries and MDA, with respect to the Richmond Information Systems Business, have in all material respects all necessary authority under the Export Control Laws to conduct the Information Systems Business as it is being conducted.

4.13        Litigation

Except as set forth in Section 4.13 of the MDA Disclosure Letter, there are no claims, actions, proceedings or investigations pending against MDA or any of its Subsidiaries or, to the knowledge of MDA, threatened against MDA or any of the Information Systems Subsidiaries before any Governmental Entity (and MDA and the Information Systems Subsidiaries have no knowledge of any facts that are likely to give rise to any such claim, action, proceeding or investigation) that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect, or prevent or materially delay consummation of the Transaction.  Neither MDA, with respect to the Richmond Information Systems Business, nor any of the Information Systems Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree, that has had or would reasonably be expected to have a Material Adverse Effect or that would prevent or materially delay consummation of the Transaction.

4.14        Environmental

Except as disclosed in Section 4.14 of the MDA Disclosure Letter:

(a)           MDA and each of the Information Systems Subsidiaries are in compliance in all material respects with all applicable Environmental Laws;

(b)           in connection with Environmental Activities, there is no notice of infraction, action, suit or proceeding or, to the knowledge of MDA, pending or threatened against, or in any other manner relating adversely to, MDA or any of the Information Systems Subsidiaries, or their respective properties in any court or before any arbitrator of any kind or before or by any Governmental Entity, which would have a Material Adverse Effect;

(c)           all material Environmental Permits which are necessary under any applicable Environmental Law for the ownership and operation by MDA, with respect to the Richmond Information Systems Business, and the Information Systems Subsidiaries of the real property, assets and other facilities owned or used by MDA, with respect to the Richmond Information Systems Business, and the Information Systems Subsidiaries and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Permits or appeal, or any pending or, to the knowledge of MDA, threatened legal or administrative proceedings, and there are to the knowledge of MDA, no proposals to amend, revoke or replace such material Environmental Permits;

(d)           neither MDA, with respect to the leased premises located in Richmond, British Columbia, nor any Information Systems Subsidiary has and is, and to the knowledge of MDA, no past or present lessee, owner, occupant, or licensee or other Person other than MDA or an Information Systems Subsidiary has or is, engaged in any Environmental Activity at, upon, under, over, within or with respect to the real property owned or used by MDA, with respect to the Richmond Information Systems Business, or any of the Information Systems Subsidiaries in violation of any applicable Environmental Law which would lead to the imposition of liability on, or a remediation order against any Information Systems Subsidiary which would have a Material Adverse Effect;

(e)           no activities or operations of MDA, with respect to the Richmond Information Systems Business, or an Information Systems Subsidiary are or have been subject to any judicial, administrative or other proceedings alleging a violation of any applicable Environmental Law which would have a Material Adverse Effect;

(f)            to the knowledge of MDA, no activities or operations of MDA, with respect to the Richmond Information Systems Business, or an Information Systems Subsidiary in respect of real property owned or used by MDA or an Information Systems Subsidiary are the subject of investigation or written notice from any Governmental Entity requiring material remedial action to respond to a Release of any Contaminant;

(g)           neither MDA, with respect to the Richmond Information Systems Business, nor an Information Systems Subsidiary has been or is involved in any operations or

Environmental Activity in violation of any applicable Environmental Law which activities would lead to the imposition of liability on, or a remediation order against, MDA or an Information Systems Subsidiary and which would have a Material Adverse Effect;

(h)           neither MDA, with respect to the Richmond Information Systems Business, nor any Information Systems Subsidiary has filed any written notice or report of a Release of a Contaminant with any Governmental Entity in respect of the real property owned or used for the conduct of the Information Systems Business, the consequence of which Release would have a Material Adverse Effect; and

(i)            to the knowledge of MDA, no order, instruction or direction of any Governmental Entity has been issued which required MDA or an Information Systems Subsidiary to carry out any material environmental remediation of the real property owned or used for the Richmond Information Systems Business or by any Information Systems Subsidiary under any applicable Environmental Law.

4.15        Tax Matters

(a)           Each of the Information Systems Subsidiaries has timely filed, or caused to be filed, all material Tax Returns required to be filed by it with the appropriate Governmental Entity (all of which Tax Returns were correct and complete in all material respects), have timely paid, or caused to be paid to the appropriate Governmental Entity, all material Taxes owed by it, shown to be due on any Tax Return, and has satisfied in all material respects all withholding, instalment, deposit and remittance requirements imposed on or with respect to Taxes of each of the Information Systems Subsidiaries.  MDA and the Information Systems Subsidiaries have withheld and made all payments for Taxes with respect to the MDA ISB Employees.

(b)           Each Information Systems Subsidiary has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any applicable Law.

(c)           MDA’s most recently published financial statements contain an adequate provision in accordance with GAAP for all Taxes payable by the Information Systems Subsidiaries in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns.  The Information Systems Subsidiaries have made adequate provision in accordance with GAAP in their books and records for any amount of Taxes accruing in respect of any accounting period of MDA or any of the Information Systems Subsidiaries ending subsequent to the period covered by the most recent published consolidated financial statements of MDA.

(d)           Except as disclosed in Section 4.15(d) of the MDA Disclosure Letter, neither MDA nor any of the Information Systems Subsidiaries has received any notification written or otherwise that any issue involving an amount of Taxes of any of the Information Systems Subsidiaries has been raised by (and is currently pending with) a Governmental Entity, in connection with any Tax Return filed or required to be filed, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes of any of the Information Systems Subsidiaries have been given, filed or requested with respect to MDA or any Information Systems Subsidiary which would have an effect on the Information Systems Business.  There are no facts of which MDA is aware which would constitute grounds for the reassessment or assessment of taxes payable by an Information Systems Subsidiary for any period ending on or prior to the Closing Date, except in respect of taxes provided for in the books and records of MDA or such Subsidiary.

(e)           Each of the Canadian Information Systems Subsidiaries has received assessments from the appropriate Governmental Entity for all Taxes shown on the Tax Returns in respect of all periods ending prior to January 1, 2006.  None of the Information Systems Subsidiaries has received any notice from any Governmental Entity to the effect that any Tax Return is being examined, and MDA has no knowledge of any Tax audit or issue for any period ending prior to the date of this Agreement. There are no proposals to assess or reassess additional Taxes, nor are there any assessments or reassessments of additional Taxes of the Information Systems Subsidiaries for any period ending prior to the date of this Agreement.

(f)            MDA has not acted as a “vendor” as defined in the Retail Sales Tax Act (Ontario) and the Social Service Tax Act (British Columbia) and has paid all taxes due under those statutes in connection with all goods and service subject to tax thereunder.

(g)           There are no Tax Liens on any of the Richmond Assets or any stock or assets of the Information Systems Subsidiaries except for Taxes not yet due and payable.  None of the Information Systems Subsidiaries has received a refund of any Taxes to which it was not entitled. Neither MDA nor any of its Subsidiaries (i) has made an election to be treated as a “consenting corporation” under Section 341(f) of the Code or (ii) is a party to any Tax sharing or other similar agreement or arrangement or any Tax indemnification agreement of any nature with any other Person pursuant to which MDA, MDA-US or any of the Information Systems Subsidiaries has or could have any material liabilities in respect of Taxes. MDA has not made an election under Section 897(i) of the Code to be treated as a domestic corporation for purposes of Sections 897, 1445 and 6039C of the Code.

(h)           No claim has been made by any Governmental Entity in a jurisdiction where any of the Information Systems Subsidiaries does not file Tax Returns that any of the Information Systems Subsidiaries is or may be subject to Tax in that jurisdiction.

(i)            Except as described in Section 4.15(i) of the MDA Disclosure Letter, none of the Information Systems Subsidiaries has been a member of any “consolidated group” or has any liability for Tax of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision under U.S. state or local or non-U.S. law), in each case, other than the consolidated group of which MDA-US is the “common parent”, as transferee or successor, by contract or otherwise.

(j)            None of the Information Systems Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

4.16        Pension and Employee Benefits

(a)           Section 4.16(a) of the MDA Disclosure Letter sets forth a list of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, pension, savings, retiree medical, retiree insurance, profit sharing, deferred compensation, stock compensation, stock option, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which are sponsored, maintained, funded or contributed to (i) by MDA, with respect to the Richmond Employees, or any of the Information Systems Subsidiaries with respect to the other MDA ISB Employees or (ii) with respect to which Can AcquisitionCo, US AcquisitionCo, any of the Information Systems Subsidiaries or any Affiliate that would be reasonably likely to have any liability (contingent or direct) (collectively referred to as the “MDA Plans”) including the Additional MDA Plans. The MDA Disclosure Letter states which of the MDA Plans are subject to the provisions of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For purposes of representations and warranties in this Section 4.16(a) relating to the Code or ERISA, a Subsidiary of MDA shall be deemed to also include each corporation, trade, business, or entity that would be considered to be a single employer or under common control with MDA pursuant to Section 414 of the Code or Section 4001 of ERISA.

(b)           No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could be reasonably expected to result in any MDA Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material amount of Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to MDA’s knowledge, threatened in respect of any of the MDA Plans or their assets and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such action, suit, claim, trial, demand, investigation, arbitration or other proceedings.

(c)           MDA has provided to Parent copies of all of the MDA Plans as amended (or, in the case of any unwritten MDA Plan, a description thereof) together with all related actuarial reports currently available, and MDA has made available to Parent all other related documentation including, without limitation, funding agreements, trust agreements, funding and financial information returns and statements with respect to each MDA Plan, and current plan summaries, booklets and personnel manuals. MDA has provided to Parent a true and complete copy of (i) the most recent annual report on Form 5500 filed with the United States Internal Revenue Service with respect to each MDA Plan in respect of which such a report was required, and (ii) the most recent annual information return filed with the Canada Revenue Agency with respect to each MDA Plan in respect of which such a return was required.

(d)           All of the MDA Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between MDA or an Information Systems Subsidiary, as the case may be, and their respective employees. No fact or circumstance exists that could adversely affect the existing tax status of any MDA Plan.

(e)           All obligations of MDA or an Information Systems Subsidiary regarding the MDA Plans have been satisfied in all material respects. All contributions or premiums required to be made by MDA or an Information Systems Subsidiary, as the case may be, under the terms of each MDA Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the MDA Plans except as disclosed in the MDA SRA Documents.

(f)            Each MDA Plan that is subject to insurance or funding requirements is fully insured or fully funded (both on a going-concern and solvency basis) in accordance with the assumptions disclosed in the most recent applicable actuarial report, except as disclosed in the MDA SRA Documents and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by MDA or an Information Systems Subsidiary from any such regulatory authority.

(g)           There have been no improper withdrawals, applications or transfers of assets from any MDA Plan or the trusts or other funding media relating thereto that would have a material adverse impact thereon, or that remain outstanding and unremedied, and neither MDA, with respect to the MDA ISB Employees, nor any Information Systems Subsidiary, nor, to the knowledge of MDA, any of their respective agents has been in breach of any fiduciary obligation with respect to the administration of the MDA Plans or the trusts or other funding media relating thereto.

(h)           Each of MDA and any Information Systems Subsidiary may amend or terminate, in whole or in part, each MDA Plan and take contribution holidays under and pay administration expenses from each MDA Plan, subject only to approvals required by Law and, with respect to amendment or termination, any collective agreements.

(i)            No commitments to improve or otherwise amend any MDA Plan have been made except as required by applicable Laws.

(j)            No insurance policy or any other contract or agreement affecting any MDA Plan requires or permits a retroactive increase in premiums or payments due thereunder.

(k)           All MDA Plans intended to be tax-qualified in the United States have been the subject of determination letters from the United States Internal Revenue Service to the effect that such MDA Plans and their related trusts are qualified and exempt from United States Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of MDA, has revocation been threatened, nor has any such MDA Plan been amended since the date of its most recent determination letter or application therefor in any respect that could adversely affect its qualification or materially increase its costs and nothing has occurred since the date of such letter that could adversely affect the qualified status of such plan. As to any such MDA Plan, there has been no termination or partial termination of such MDA Plan within the meaning of Section 411(d)(3) of the Code.

(l)            No amount or benefit that could be received (whether in cash or property, the vesting of property or the acceleration of the exercise of stock options) as a result of or in connection with the Transaction (whether or not some other subsequent action or event would be required to cause the receipt of such amount or benefit to occur) by any employee, officer or director of any Information Systems Subsidiary or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed United States Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or MDA Plan currently in effect will fail to be deductible for United States federal income tax purposes by virtue of Section 280G of the Code.

(m)          None of the MDA Plans is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or any other applicable Law, nor has any Information Systems Subsidiary been obligated to contribute to any such multiemployer plan at any time within the past 6 years.  No MDA Plan provides post-employment welfare benefits except to the extent required by Section 4980B of the Code.

(n)           No MDA Plan is subject to Title IV of ERISA or Section 412 of the Code.

(o)           As to any MDA Plan which is subject to ERISA or the Code, no act, omission or transaction has occurred which would result in imposition on any Information Systems Subsidiary of (i) breach of fiduciary duty liability damages under Section 409 of ERISA, (ii) a civil penalty assessed pursuant to subsections (c), (i) or (1) of Section 502 of ERISA, or (iii) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code which individually or in the aggregate will exceed $100,000.

(p)           Each trust funding a MDA Plan, which trust is intended to be exempt from United States federal income taxation pursuant to Section 501(c)(9) of the Code, satisfies the requirements of such section and has received a favourable determination letter from the United States Internal Revenue Service regarding such exempt status and has not, since receipt of the most recent favourable determination letter, been amended or operated in a way which would adversely affect such exempt status.

(q)           All material liabilities of MDA and the Information Systems Subsidiaries (whether accrued, absolute, contingent or otherwise) related to the MDA Plans have been fully and accurately accrued and disclosed, and reported in accordance with GAAP in the consolidated financial statements (including, in each case, any related notes thereto) contained in any MDA SRA Documents. No changes have occurred or are expected to occur to any MDA Plan that would materially affect the most recent actuarial report prepared in respect of the applicable MDA Plan.

(r)            Each MDA Plan that is a non-qualified deferred compensation plan or arrangement subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code, applicable Treasury Regulations thereunder, and applicable Internal Revenue Service guidance (including Notice 2007-78 and Notice 2005-1) since October 4, 2004.

4.17        Compliance with Permits

MDA with respect to the Information Systems Business, and the Information Systems Subsidiaries are in possession of all franchises, grants, authorizations, Licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to lawfully carry on the Information Systems Business as they are now being conducted (collectively, the “MDA Permits”), except where the failure to be in possession of such MDA Permits would not have a Material Adverse Effect, and there is no action, proceeding or investigation pending or, to the knowledge of MDA, threatened regarding any of the MDA Permits.  None of MDA, with respect to the Richmond Information Systems Business, or any of the Information Systems Subsidiaries is in conflict with, or in default or violation of any of the MDA Permits, except for any such conflicts, defaults or violations which would not have a Material Adverse Effect and no event has occurred which, would constitute a default or violation, in any material respect of any term, condition or provision of any MDA Permits.

4.18        Restrictions on Business Activities

Except as disclosed in Section 4.18 of the MDA Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon any of Information Systems Subsidiaries that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Information Systems Business as currently conducted any acquisition of property by any of Information Systems Subsidiaries other than such agreements, judgments, injunctions, orders or decrees which would not have a Material Adverse Effect.

4.19        Intellectual Property

(a)           MDA and the Information Systems Subsidiaries (i) own or have developed or acquired or (ii) have the valid right or license to all the Information Systems Business IP Rights.  The Information Systems Business IP Rights are sufficient for the conduct, in all material respects, of the Information Systems Business as currently conducted. Immediately following the Effective Time, except as would not have a Material Adverse Effect, all of the Information Systems Business IP Rights will be transferred to Can AcquisitionCo or retained by the relevant Information System Subsidiary, as applicable, or licensed under the IP License Agreement, and will continue in full force and effect and shall be transferable, alienable or licensable by Parent and the applicable Information Systems Subsidiary or by Can AcquisitionCo, in the case of the Information Systems Business IP Rights owned by MDA, to the same extent as immediately prior to the Effective Time without any payments of any kind to any third party. The Owned IP Rights and, to MDA’s knowledge, the other Information Systems Business IP Rights, are not subject to any material Liens or restrictions or limitations regarding ownership, use, license or disclosure (including any “rights in data” claims of any Governmental Entity), except where such license provides for their use for a restricted purpose as determined by the nature of such licenses) or that would not have a Material Adverse Effect.

(b)           Neither MDA nor any of Information Systems Subsidiaries has transferred ownership or granted an exclusive or sole license of any material Intellectual Property Rights that consists of, or at the time of transfer, consisted of, the Owned IP Rights to any third party other than in the ordinary course.

(c)           MDA and the Information Systems Subsidiaries own and have good title to each item of Registered Intellectual Property that constitutes Owned IP Rights (“Business Registered Intellectual Property”) and each material item of Owned IP Rights free and clear of any Liens.  The right, license and interest of MDA or an Information Systems Subsidiary in and to all Information Systems Business IP Rights that constitute Third Party Intellectual Property Rights licensed by MDA or an Information Systems Subsidiary from a third party are free and clear of all Liens (excluding restrictions contained in the applicable license agreements with such third parties).

(d)           Neither the execution and delivery or effectiveness of this Agreement nor the performance of MDA’s obligations under this Agreement will cause the forfeiture, termination or modification of, or give rise to a right of forfeiture or termination of, any material Information Systems Business IP Right, or impair the right of any Information

Systems Subsidiary, after the Effective Time, to use, possess, sell or license any material Owned IP Right or any portion thereof.

(e)           Section 4.19(e) of the MDA Disclosure Letter accurately and completely lists all Business Registered Intellectual Property including substantially all of the jurisdictions in which each such item of Business Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or any other filing or recordation of Business Registered Intellectual Property has been made.

(f)            Each item of Business Registered Intellectual Property is subsisting (or in the case of applications, applied for) and, to the knowledge of MDA, valid and enforceable.  All registration, maintenance and renewal fees currently due or that will become due within 60 days after the Closing Date in connection with each item of Business Registered Intellectual Property have been paid and all documents, recordations and certificates that are currently required to be filed have been submitted to the Canadian Patent office, the United States Patent and Trademark Office, the United States Copyright Office or the equivalent Governmental Entity in the relevant jurisdiction, to continue the prosecution of, maintain in effect or perfect MDA’s or the relevant Information Systems Subsidiary’s ownership of any item of Business Registered Intellectual Property have been so filed, except for any documents, recordations or certificates, the absence of which would not materially affect the issuance, duration, status, scope or record ownership of such item of Business Registered Intellectual Property.

(g)           Section 4.19(g) of the MDA Disclosure Letter lists, respectively by subsection number, (i) other than non-disclosure agreements entered into by MDA or any Company Subsidiary in the ordinary course of business (“Standard NDAs”), all Material Contracts as to which MDA or any Information Systems Subsidiary is a party and pursuant to which any Person is authorized to use, offer for sale, sell, license or distribute on an exclusive basis, any Information Systems Business IP Rights, (ii) other than “shrink wrap” and similar generally available commercial end-user licenses to “off-the-shelf” software that has an individual acquisition cost of $500,000 or less (or multi-seat licenses that have an aggregate acquisition cost of $500,000 or less) and Standard NDAs, all Material Contracts to which MDA or any Information Systems Subsidiary is a party and pursuant to which MDA or any Information Systems Subsidiary acquired or is authorized to use or distribute any Third Party Intellectual Property Rights that constitute Information Systems Business IP Rights, including any material inbound licenses to such Third Party Intellectual Property Rights included in any product of MDA or any Information Systems Subsidiary, (iii) all Material Contracts to which MDA or any Information Systems Subsidiary is a party and pursuant to which any third party agrees to develop for or on behalf of or in conjunction with MDA or any Information Systems Subsidiary any Technology or other deliverable, and (iv) all Contracts (other than any Contract listed in the MDA Disclosure Letter in response to clause (i) above) pursuant to which MDA or any of Information Systems Subsidiaries has agreed to any material restriction on the right of MDA or any of Information Systems Subsidiaries to use or enforce any Owned IP Rights, including all Material Contracts granting any third party exclusive rights in Owned IP Rights.

(h)           Except as would not have a Material Adverse Effect, neither MDA nor any Information Systems Subsidiary is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of MDA’s obligations under this Agreement in material breach of any Contract described in Section 4.19(g), above, (the “MDA IP Rights Agreements”), and the consummation of the Transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of or acceleration of any payments with respect to any MDA IP Rights Agreements, or give any non-MDA party to any MDA IP Rights Agreements the right to do any of the foregoing. Except as would not have a Material Adverse Effect, following the Closing, Can AcquisitionCo or the applicable Information Systems Subsidiary (as wholly owned by Parent), as the case may be, will be entitled to exercise all of MDA’s and the Information Systems Subsidiaries’ rights under MDA IP Rights Agreements to the same extent MDA and the Information Systems Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that MDA or any of Information Systems Subsidiaries would otherwise be required to pay.

(i)            Except as disclosed in Section 4.19(i) of the MDA Disclosure Letter, there are no material royalties, honoraria, fees or other payments payable by MDA, with respect to the Richmond Information Systems Business, or any of the Information Systems Subsidiaries to any Person (other than compensation payable to employees, consultants and independent contractors not contingent on or related to use of their work product and other than normal maintenance fees for supporting software) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Information Systems Business IP Rights by MDA, with respect to the Richmond Information Systems Business, or any of Information Systems Subsidiaries.

(j)            Except as disclosed in Section 4.19(j) of the MDA Disclosure Letter, there is no, and to the knowledge of MDA, no threat of any unauthorized use, unauthorized disclosure, infringement or misappropriation of any Owned IP Rights by any third party, including any employee or former employee of MDA or any Information Systems Subsidiary. Neither MDA, with respect to the Information Systems Business, nor any Information Systems Subsidiary has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property or breach of any MDA IP Rights Agreements.

(k)           Except as disclosed in Section 4.19(k) of the MDA Disclosure Letter, neither MDA nor any Information Systems Subsidiary has within the past 3 years been sued in any suit, action or proceeding (or received any written notice or, to the knowledge of MDA, threat of suit, action or proceeding) that involves a claim of infringement or misappropriation of any Intellectual Property right of any third party or which contests the validity, ownership or right of MDA, with respect to the Information Systems Business or any Information Systems Subsidiary to exercise any Intellectual Property Right or received any oral or written communication offering to license or grant any other rights or immunities in a manner that communicates or otherwise suggests or implies that MDA, with respect to the Information Systems Business or any Information Systems Subsidiary is infringing or otherwise violating any Third Party Intellectual Property Right.  To the knowledge of MDA, the conduct by MDA and the Information Systems Subsidiaries of the Information Systems Business, including the use and commercial exploitation of the Information Systems Business IP Rights, does not infringe upon, misappropriate, violate, dilute or constitute the unauthorized use of, any Intellectual Property Rights of any third party, nor has it done so in the past 3 years.

(l)            Except as disclosed in Section 4.19(l) of the MDA Disclosure Letter, none of the Owned IP Rights, held by MDA, with respect to the Richmond Information Systems Business, or any of Information Systems Subsidiaries is subject to any judicial or governmental proceeding or outstanding order or Material Contract, (A) restricting in any manner the use, transfer, or licensing by MDA or by any of Information Systems Subsidiaries of any Owned IP Right or which may affect the validity, use or enforceability of any such Owned IP Right, or (B) restricting the conduct of the Information Systems Business in order to accommodate Third Party Intellectual Property Rights, in both cases other than in connection with prosecution of Owned IP Rights, for registration, before any equivalent Governmental Entity, or as may be required by any Law.

(m)          To the knowledge of MDA, MDA, with respect to the Richmond Information Systems Business and the Information Systems Subsidiaries at all times have taken commercially reasonable steps to secure from all of its or their consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any Information Systems Business IP Rights or other Intellectual Property Rights that was developed specifically for MDA or any of the Information Systems Subsidiaries, proprietary information and invention disclosure and assignment agreements (including a waiver of moral rights, as applicable) and exclusive ownership of, all such Information Systems Business IP Rights or other Intellectual Property in such contribution that MDA or any Information Systems Subsidiary does not already own by operation of Law or as a work for hire and such third party has not retained any material rights or licenses with respect thereto.

(n)           Except as described in Section 4.19(n) of the MDA Disclosure Letter, no current or former employee, consultant or independent contractor of MDA or any Information Systems Subsidiary has any material right, license, claim or interest whatsoever in or with respect to any Owned IP Rights or other Intellectual Property that was developed specifically for MDA or any of the Information Systems Subsidiaries, except for moral rights.

(o)           To the knowledge of MDA, no MDA ISB Employee, or former employee, consultant or independent contractor of MDA, with respect to the Richmond Information Systems Business, or any current or former employee, consultant or independent contractor of any Information Systems Subsidiary (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work or Intellectual Property for or with MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor retains or has assigned or otherwise granted to any third party any material rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work or Intellectual Property.

(p)           To the knowledge of MDA, the employment of the Richmond Employees by Can AcquisitionCo or any employee of any Information Systems Subsidiary or the use by

MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary of the services of any consultant or independent contractor does not subject MDA or any Information Systems Subsidiary to any liability to any third party for improperly soliciting such employee, consultant or independent Contractor to work MDA or for any Information Systems Subsidiary, whether such liability is based on contractual or other legal obligations to such third party.

(q)           MDA and the Information Systems Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information, Trade Secrets or similar proprietary information included in Owned IP Rights that has value from not being known (“Confidential Information”), including without limitation, taking commercially reasonable steps to ensure that all use, disclosure or appropriation of Confidential Information owned by MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary by or to a third party has been pursuant to the terms of a written agreement or other legal binding arrangement between MDA, with respect to the Richmond Information Systems Business, or an Information Systems Subsidiary and such third party that contains appropriate confidentiality covenants.  MDA, with respect to the Richmond Information Systems Business and the Information Systems Subsidiaries, at all times has taken reasonable steps to ensure that all use, disclosure or appropriation of Confidential Information by them not owned by them has been pursuant to the terms of a written agreement between MDA or such Information Systems Subsidiary and the owner of such Confidential Information, or is otherwise in material compliance with applicable Laws. Without limiting the foregoing, MDA, with respect to the Richmond Information Systems Business, and each of the Information Systems Subsidiaries have and enforce a policy requiring all employees and consultants of MDA, with respect to the Richmond Information Systems Business and the Information Systems Subsidiaries having access to Confidential Information of any of their respective customers or business partners to execute and deliver to them an agreement regarding the protection of such Confidential Information (in the case of proprietary information of MDA’s and the Information Systems Subsidiaries’ customers and business partners, to the extent required by such customers and business partners) MDA and the Information Systems Subsidiaries have a policy for the MDA ISB Employees and consultants with respect to inventions and other developments or Intellectual Property Rights created or developed by such employees and consultants.

(r)            All software products sold, licensed, leased or delivered by MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary to their customers within one year of the Closing Date or such longer period of time as provided in any warranty, conform in all material respects (i) to applicable contractual commitments, and express warranties (to the extent not subject to legally effective express exclusions thereof or replacement or repair in the ordinary course of business); (ii) to any legally binding representations provided to customers in the ordinary course of business; and (iii) applicable product or service specifications or documentation. To the knowledge of MDA, there is no legitimate basis for any present or future action, suit, proceeding, hearing, claim, or demand based on the foregoing against MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary giving rise to any liability relating to the foregoing products for replacement or repair thereof other than in the ordinary course or other damages in connection therewith which would have a Material Adverse Effect.

(s)           Neither MDA, with respect to the Richmond Information Systems Business nor any Information Systems Subsidiary nor, to the knowledge of MDA, any other Person then acting on their behalf has disclosed, delivered or licensed to any Person other than an employee or consultant under an obligation to keep confidential and not use for any purpose other than carrying out duties or obligations to MDA, with respect to the Richmond Information Systems Business, or any Information Systems Subsidiary, and other than in the ordinary course of business, agreed to disclose, deliver or license to any Person of any material Information Systems Source Code, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary or any Person then acting on their behalf to any Person of any material Information Systems Source Code other than a Person carrying out duties or obligations to MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary.  Neither MDA, with respect to the Richmond Information Systems Business nor any Information Systems Subsidiary has deposited, or is or may be required to deposit, with an escrow holder or any other Person, any of Information Systems Source Code.  To the knowledge of MDA, the Technology owned, used or held by MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary does not contain any viruses, bugs, time locks, trojan horses, back doors or other means by which they may be disabled or remotely accessed.

(t)            No source code of any Computer Software owned by MDA, with respect to the MDA Information Systems Business, or any Information Systems Subsidiary except for certain Computer Software developed under Contract for any customer or licensed to restricted purpose licensees, has been licensed or otherwise provided to another Person other than an escrow agent pursuant to the terms of a source code escrow agreement in customary form, and all such source code at all times has been safeguarded and protected as a Trade Secret of the Information Systems Business.

4.20        Property

MDA, with respect to the Richmond Assets, and each of its Information Systems Subsidiaries, has legal and beneficial, good and marketable title (to the extent that title may be held) to all of its properties and assets (real and personal, immovable and movable, tangible and intangible, including leasehold interests) sufficient to carry on the Information Systems Business as currently conducted including all the properties and assets reflected in the balance sheets forming part of the MDA SRA Documents, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of its business in each case free and clear of all Liens, except for Liens the existence of which would not have a Material Adverse Effect.  The Purchased Shares and Richmond Assets include all rights and property necessary to enable the Parent, Can AcquisitionCo and US AcquisitionCo to carry on the Information Systems Business after the Closing substantially in the same manner as it was conducted by MDA and the Information Systems Subsidiaries prior to the Closing.  The Richmond Assets constitute all of the assets used or held for use by MDA in the conduct of the Richmond Information Systems Business. All of the Richmond Information Systems Business is conducted by MDA and the applicable Information Systems Subsidiaries directly and not through any other Person.

4.21        Opinions of Financial Advisors

The board of directors of MDA has received the opinion of each of Banc of America Securities Canada Co. and BMO Nesbitt Burns Inc., MDA’s financial advisors, to the effect that, as of the date of such opinion, the consideration being paid under this Agreement is fair, from a financial point of view, to MDA.

4.22        Brokerage and Finders’ Fees

No Information Systems Subsidiary or any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of such corporation, any brokerage, finders or similar fee in connection with the Transaction.

4.23        Books and Records

The Richmond Books and Records and the books and records of the Information Systems Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices and on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of MDA, with respect to the Richmond Information Systems Business and the Information Systems Subsidiaries, and (iii) accurately and fairly reflect the basis for the MDA SRA Documents. MDA has devised and maintains and causes the Information Systems Subsidiaries to maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP, and (B) to maintain accountability for assets.

4.24        Insurance

MDA, with respect to the Richmond Information Systems Business and the Information Systems Subsidiaries maintain policies or binders of insurance as are listed in Section 4.24 of the MDA Disclosure Letter.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, MDA and each of the Information Systems Subsidiaries is covered by valid and currently effective insurance policies issued in favour of MDA or any of the Information Systems Subsidiaries that MDA reasonably has determined to be commercially reasonable, taking into account the industries in which MDA and the Information Systems Subsidiaries operate.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each insurance policy issued in favour of MDA or any of the Information Systems Subsidiaries or pursuant to which MDA or any of the Information Systems Subsidiaries is a named insured or otherwise a beneficiary under an insurance policy (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) none of MDA or any of the Information Systems Subsidiaries is in breach or default, and none of MDA or any of the Information Systems Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy, (iii) to the knowledge of MDA, no insurer on any such policy has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by MDA or any of the Information Systems Subsidiaries with respect to any such policy, (iv) to the knowledge of MDA, none of such policies will terminate or lapse by reason of the Transaction, (v) no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy, (vi) there is no claim by MDA or any of the Information Systems Subsidiaries pending under any such policy that has been denied or disputed by the insurer, and (vii) all claims under such policies have been filed in a timely fashion.

4.25        Alliance Transaction

On December 14, 2007, MDA-Federal acquired all of the issued and outstanding shares of Vision Composites, Inc. (“VCI”) and Alliance Spacesystems, Inc. (“ASI”) the holders of the interests in Alliance Spacesystems, LLC (“ASI-LLC”) pursuant to an agreement dated December 3, 2007 (the “Alliance Agreement”).  The Parent through its acquisition of MDA-Federal and MDA-Brampton will have the benefit of the Alliance Agreement and all representations and warranties and covenants contained therein.  MDA is not providing any representations and warranties with respect to any of VCI, ASI or ASI-LLC and none of the representations and warranties in this Agreement except for this Section 4.25 shall apply to ASI or ASI-LLC.  MDA has assigned all of its interest under the Alliance Agreement to MDA-Federal and MDA-Federal has assumed MDA’s obligations therein.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties represent and warrant to MDA as follows:

5.1          Organization and Standing

Each of Parent, Can AcquisitionCo and US AcquisitionCo has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted.  Each of Can AcquisitionCo and US AcquisitionCo is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify, except where, individually or in the aggregate, the failure to be so qualified would not have a material adverse effect.

5.2          Authority and No Conflicts

(a)           Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the Transaction and to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery of this Agreement and the other documents related to the Transaction by the Parent Parties and the consummation by the Parent Parties of the Transaction have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement and the other documents related to the Transaction contemplated hereunder or to consummate the Transaction contemplated hereby or thereby. No approval by the Holders of Parent common shares of the Transaction is necessary to authorize the execution, delivery or performance of this Agreement or any of the other documents related to the Transaction or the consummation of the Transaction and no such approval will be required or sought by Parent.

(b)           Each of this Agreement and the other documents related to the Transaction has been and will be duly executed and delivered by the Parent Parties and constitutes and will constitute a legal, valid and binding obligation of each of the Parent Parties, enforceable against each of them in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors rights generally, and by general principles of equity.

(c)           The board of directors of Parent at a meeting duly called and held has unanimously determined that this Agreement and the Transaction are in the best interests of Parent.

(d)           None of the execution and delivery of this Agreement and all other documents related to the Transaction contemplated hereunder by the Parent Parties nor the performance by each of them of their obligations hereunder and thereunder and the completion of the Transaction contemplated hereby, will:

(i)            conflict with, or violate any provision of, the constating documents of any Parent Party;

(ii)           subject to the consents, approvals, orders, authorizations, registrations, declarations, rulings, notices, certificates or filings referred to in Section 5.3 being made or obtained, violate or breach any Laws applicable to the Parent Parties;

(iii)          subject to the consents, approvals, orders, authorizations, registrations, declarations, rulings, notices, certificates or filings referred to in Section 5.3 being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which the Parent Parties is a party or its or their property is bound or subject; or

(iv)          result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any Person the right to acquire any of Parent’s assets or the assets of Can AcquisitionCo or US AcquisitionCo or restrict, hinder, impair or limit the ability of any Parent Party to carry on their respective businesses as and where they are now being carried;

except in the case of clauses (ii) and (iii) for any of the foregoing that would not, materially impair the ability of any of the Parent Parties to perform its obligations hereunder or prevent or materially delay the consummation of the Transaction.

5.3          Consents; Approvals

No consent, approval, order or authorization of, or registration, declaration, ruling, notice, certificate or filing with, any third party or Governmental Entity is required by or with respect to the Parent Parties in connection with the execution, performance and delivery of this Agreement or any other documents related to the Transaction by the Parent Parties, the performance of their obligations hereunder or the consummation by the Parent Parties of the Transaction other than (a) such registrations and other actions required under federal, state, provincial and territorial securities Laws as are contemplated by this Agreement, (B) the Appropriate Regulatory Approvals required to be obtained by Parent, Can AcquisitionCo or US AcquisitionCo in order for them to consummate the transactions contemplated hereby,(c) the ICA Approval, if required under the ICA, and (d) any other consents, approvals, orders, authorizations, registrations, declarations, rulings, notices, certificates or filings which, if not obtained or made, would not prevent or materially delay the consummation of the Transaction or materially impair the ability of the Parent Parties to perform their obligations hereunder.

ARTICLE 6
COVENANTS AND AGREEMENTS

6.1          Covenants of MDA

(a)           MDA agrees as follows from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 8, in each case except (x) with the consent of Parent to any deviation therefrom, which shall not be unreasonably withheld or delayed (y) with respect to any matters which are disclosed in Section 6.1 of the MDA Disclosure Letter (each of which exceptions shall specifically identify the relevant subsection hereof to which it relates) or (z) as expressly contemplated by this Agreement including Article 2 hereof:

(i)            Normal scope of business.  Each of MDA, with respect to the Richmond Information Systems Business, and the Information Systems Subsidiaries shall (A) carry on its businesses in the usual and ordinary course consistent with past practices, (B) use commercially reasonable efforts to preserve intact its present business organizations and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it, and (C) maintain and keep its material properties and assets in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)           Capital expenditures.  MDA, with respect to the Richmond Information Systems Business shall not, nor shall MDA permit any of the Information Systems Subsidiaries to authorize, make or commit to make any capital expenditures (including capital lease obligations) in excess of $3,000,000 individually or in the aggregate (provided that MDA shall promptly provide to Parent notice and details with respect to any individual capital expenditure in excess of $3,000,000) other than capital expenditures to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), except for capital expenditures included in the 2007 capital expenditures budget that was previously approved by the board of directors of MDA and that has been provided to the Parent.

(iii)          Reorganizations, etc.  MDA, with respect to the Richmond Information Systems Business shall not, nor shall it permit any of the Information Systems Subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other Person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or Person or otherwise acquire or agree to acquire any assets of any other Person as to which the total consideration is in excess of $50,000,000 individually (or in respect of a series of related transactions) or $50,000,000 in the aggregate (other than purchases of assets from suppliers or vendors in the ordinary course of business consistent with past practice) which in any event would not have a Material Adverse Effect.

(iv)          Sale of assets, etc.  Except with respect to the sale of assets of MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary as to which the aggregate market value is not in excess of $5,000,000 million individually (or in respect of a series of related transactions) or $5,000,000 million in the aggregate which sales would not have a Material Adverse Effect and except for the sale of products and services of the Information Systems Business in the ordinary course of business consistent with past practice, MDA shall not, with respect to the Richmond Information Systems Business, nor shall it permit any of the Information Systems Subsidiaries to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets (other than relating to transactions between two or more wholly-owned Information Systems Subsidiaries).

(v)           Indebtedness, etc.  MDA, with respect to the Richmond Information Systems Business shall not, nor shall it permit any of the Information Systems Subsidiaries to, (A) incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness, other than (1) indebtedness between MDA or any of the Information Systems Subsidiaries, (2) additional indebtedness incurred in the ordinary course of business consistent with past practice in an amount not to exceed $50,000,000 in the aggregate and (B) enter into interest rate swaps with respect to the Information Systems Business with a notional amount in excess of $50,000,000 in the aggregate, (C) enter into any material operating lease or create any Liens on the property of MDA, with respect to the Richmond Information Systems Business or any of the Information Systems Subsidiaries in connection with any indebtedness, or (D) issue any performance bonds, letter of credit or other similar instruments with respect to any Contract of the Information Systems Business, other than in the ordinary course of business, consistent with past practices.

(vi)          Employee benefits, etc.  Except as required by applicable Law or any agreement to which MDA, with respect to the Richmond Information Systems Business or any of the Information Systems Subsidiaries is a party on the date of this Agreement and which is disclosed in Section 6.1(a)(vi) of the MDA Disclosure Letter, MDA, with respect to the Richmond Information Systems Business shall not, nor shall it permit any of the Information Systems Subsidiaries except in the ordinary course of business consistent with past practices, as provided in any Additional MDA Plan or as required to effect the Transaction, to:

(A)          increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any MDA ISB Employee or any employee of the Information Systems Subsidiaries;

(B)           increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any MDA ISB Employee or any employee of the Information Systems Subsidiaries, except for normal increases made in the ordinary course of business consistent as to timing and otherwise with past practice over the last two completed fiscal years of MDA; or

(C)           adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any MDA ISB Employee or any employee of the Information Systems Subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

(vii)         Constating documents, etc.  MDA shall not permit any of the Information Systems Subsidiaries to: (i) amend or propose to amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property); (iii) adjust, split, combine or reclassify its shares; (iv) issue, grant, sell or cause or permit a Lien to be created on, or agree to issue, grant, sell or cause or permit a Lien to be created on any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares; (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution; (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (ix) authorize or propose any of the foregoing, or enter into, modify or terminate any Contract with respect to any of the foregoing..

(viii)        Tax matters.  MDA, with respect to the Richmond Information Systems Business, shall not, nor shall it permit any of the Information Systems Subsidiaries to, (i) make, change or rescind any material tax election, (ii) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law), (iii) settle any material Tax claim or assessment, (iv) surrender any right or claim to a Tax refund, or (v) amend any of its transfer pricing policies.

(ix)           Transaction, etc.  MDA shall not, nor shall it permit any of the Information Systems Subsidiaries to, take or fail to take any action which would cause any of MDA’s representations or warranties hereunder to be untrue in any respect or would be reasonably expected to prevent or materially impede, interfere with or delay the completion of the Transaction or which would cause the conditions set forth in Section 7.2(b) or Section 7.2(c) not to be satisfied.

(x)            Collective Agreements, etc.  MDA shall not, nor shall it permit any of the Information Systems Subsidiaries to, enter into any new collective agreement or similar agreement with any trade union or representative body except for the amendments as described in Section 6.1(a)(x) of the MDA Disclosure Letter and except for amendments which are not material.

(xi)           Teaming Agreements.  MDA shall not, nor shall it permit any Information Systems Subsidiary to enter into any teaming agreements with any Person,

without the prior written consent of Parent which will not be unreasonably withheld or delayed.

(xii)          Foregoing matters.  MDA, with respect to the Richmond Information Systems Business shall not, nor shall it permit any of the Information Systems Subsidiaries to, announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

(b)           MDA shall promptly advise Parent in writing:

(i)            of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of MDA contained in this Agreement to be untrue or inaccurate on the Closing Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)           of any Material Adverse Effect or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect; and

(iii)          of any material breach by MDA of any covenant, obligation or agreement contained in this Agreement.

(c)           MDA shall use its reasonable efforts to, and shall use its reasonable efforts to cause the Information Systems Subsidiaries and the MDA Selling Subsidiaries to, in each case, use its reasonable efforts to perform all obligations required to be performed by MDA or any of such Subsidiaries under this Agreement, cooperate with Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, MDA shall:

(i)            establish and announce a record date (which shall be within 30 days hereof) for notice and voting at the MDA Meeting;

(ii)           duly call, convene and hold the MDA Meeting of the MDA Shareholders on or before March 31, 2008 to approve the Transaction and this Agreement;

(iii)          prepare and issue a management proxy circular with respect to the Transaction which complies with all applicable Laws and provide Parent and Parent’s legal counsel with a reasonable opportunity to comment on such drafts thereof and of related materials (including of any amendments or supplements thereto), prior to each filing of any such documents or materials in accordance with applicable Laws.

(iv)          file the management proxy circular and any other documentation required to be filed under applicable Laws in all jurisdictions where required to be filed and mail to each Person to whom such documents are required to be sent under applicable Laws;

(v)           subject to Section 6.5 solicit from the MDA Shareholders proxies in favour of approval of the Special Resolution (in a commercially reasonable manner) and keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent or its advisors;

(vi)          subject to Section 6.5, not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the MDA Meeting without Parent’s prior written consent except as required by Law or, in the case of adjournment, as may be required by MDA Shareholders as expressed by majority resolution;

(vii)         use reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 7 hereof;

(viii)        use reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the Transaction;

(ix)           use reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the Transaction;

(x)            effect all necessary registrations, filings and submissions of information required by Governmental Entities from MDA or any of MDA Selling Subsidiaries in connection with the Transaction; and

(xi)           subject to Sections 6.8 and 2.3, use reasonable efforts to obtain all Required Consents.

(d)           The board of directors of MDA shall recommend to the MDA Shareholders the approval of the Special Resolution; provided that the board of directors of MDA may withdraw, modify or change its recommendation prior to such approval by the MDA Shareholders if such withdrawal, modification or change is permitted by, and made in accordance with, the provisions of Section 6.5 of this Agreement.

(e)           MDA agrees to provide, shall cause its Subsidiaries to provide and shall use its reasonable efforts to have its and their representatives (including counsel, financial advisors and auditors) provide, all reasonable cooperation in connection with the arrangement of any financing transactions contemplated by Parent in connection with the consummation of the Transaction as may be reasonably requested by Parent, including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) making available to Parent and its financing sources financial and other pertinent information regarding MDA and the Information Systems Subsidiaries as may be reasonably requested by Parent, as soon as possible prior to the Closing Date, comprising (x) audited consolidated financial statements of the Information Systems Business for the fiscal years ended December 31, 2007, 2006 and 2005, respectively, prepared in accordance with GAAP (the “Required Financial Statements”), and will use reasonable efforts to support Parent in preparation of a reconciliation to United States generally accepted accounting principles, and (y) if the Closing Date is to be after May 13, 2008, unaudited consolidated financial statements of the Information Systems Business for the fiscal quarter ending March 31, 2008, prepared in accordance with United States generally accepted accounting principles, or in accordance with GAAP with a reconciliation to United States generally accepted accounting principles; (iii) assisting Parent and its financing sources in the preparation of (A) an offering document or similar presentation of Parent for any debt or equity raised to complete the Transaction and (B) materials for rating agency presentations by Parent, (iv) reasonably cooperating with the marketing efforts of Parent and its financing sources for any debt or equity raised to complete the Transaction, (v) forming new direct or indirect Subsidiaries, and (vi) having officers execute, without personal liability, any reasonably necessary officers’ certificates or management representation letters for accountants to issue unqualified reports with respect to the financial statements to be included in any offering documents; provided that none of MDA or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection therewith prior to the Closing Date.  MDA agrees to provide to Parent unaudited financial statements (balance sheet and income statement) of the Information Systems Business as of and for the years ended December 31, 2007 and December 31, 2006, to be provided to Parent not later than February 15, 2008.  The income statement will be represented to the EBIT line.  Such financial statements to be based on GAAP, and will reflect the Information Systems Business (on a carve-out basis, including necessary adjustments and allocations) in a manner substantially consistent with that required for the subsequent audits of the Information Systems Business.  For purposes of these unaudited financial statements only, the income statements included therein shall include details necessary (using standard classifications) to show operating income of the Information Systems Business for the periods presented.  Parent shall, promptly upon request by MDA, reimburse all reasonable out-of-pocket costs (including legal fees) incurred by MDA or its Subsidiaries and their respective advisers, agents and representatives in connection with such cooperation.

(f)            Within 20 Business Days of the date of this Agreement, MDA will provide to Parent in writing as an addendum to the MDA Disclosure Letter, a correct and complete list of each MDA ISB Employee, director, and independent contractor employed or retained in connection with the Richmond Information Systems Business, whether actively at work or not, showing without names or employee numbers their positions, salaries, wage rates, commissions and consulting fees, bonus arrangements, entitlement under any Additional MDA Plan, benefits, positions, ages, status as full-time or part-time employees, location and length of service and any written employment contract they have.  In addition it will contain for each MDA ISB Employee their annual vacation entitlement in days, vacation days taken and list any MDA ISB Employee currently on leave and in receipt of disability benefits, applicable workplace safety and insurance legislation benefits and those MDA ISB Employees currently on pregnancy or parental leave or any other approved leave, together with the type of leave and their expected date of return to work if known.

(g)           MDA shall be permitted to negotiate in consultation and co-operation with Parent, any settlement with RapidEye AG with respect to any penalties that may be applicable to the contract with RapidEye AG.

(h)           As soon as practicable after the date of this Agreement, MDA shall provide to Parent copies of all Material Contracts which were not provided to Parent prior to the date of this Agreement and will provide access to MDA’s employees for Parent and its representatives to review such Material Contracts and the status thereof.

6.2          Covenants of Parent

(a)           Parent shall promptly advise MDA in writing:

(i)            of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of the Parent Parties contained in this Agreement to be untrue or inaccurate on the Closing Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date); and

(ii)           of any material breach by any of the Parent Parties of any of their covenants, obligations or agreements contained in this Agreement.

(b)           Parent shall use its reasonable efforts to, and shall use its reasonable efforts to cause Can AcquisitionCo and US AcquisitionCo to, perform all obligations required to be performed by it or any such Subsidiaries under this Agreement, cooperate with MDA in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing:

(i)            use reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all conditions precedent that are set forth in Article 7 hereof;

(ii)           apply for on or before January 25, 2008 and use reasonable efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals required to be obtained by Parent or any of its Subsidiaries in order for the Parent Parties to consummate the Transaction, and, in doing so, to keep MDA reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate Regulatory Approvals, including, but not limited to, providing MDA the opportunity to be present for all communications with any Government Entity and providing MDA with copies of all related applications and notifications, in draft form and final, in order for MDA to provide its reasonable comments;

(iii)          use reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the Transaction;

(iv)          use reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Parent Parties which may adversely affect the ability of the parties to consummate the Transaction;

(v)           provide MDA from time to time all such reasonable assistance as required by MDA in order for MDA to obtain the Required Consents, including providing financial information, covenants and guarantees as may be reasonably required in order to obtain such Required Consents, including complying with Section 6.10;

(vi)          effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Parent Parties or their Subsidiaries in connection with the Transaction; and

(vii)         use reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by Parent or any Subsidiary of Parent to consummate the Transaction which the failure to obtain would materially and adversely affect the ability of the Parent Parties to consummate the Transaction.

6.3          Regulatory Filings

Without limiting the generality of the Sections 6.1 and 6.2 as soon as may be reasonably practicable, Parent, Can AcquisitionCo or US AcquisitionCo and MDA, the Information Systems Subsidiaries and the MDA Selling Subsidiaries, as applicable, each shall (i) file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) Notification and Report Forms relating to the Transaction as required by the HSR Act, (ii) notify the Commissioner as required by Part IX of the Competition Act and/or request an ARC, and (iii) file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction as required by Laws or that Parent and MDA reasonably determine to be necessary.  MDA, the Information Systems Subsidiaries, the MDA Selling Subsidiaries and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ, Parent or the competition or merger control authorities of any other jurisdiction.  MDA, the Information Systems Subsidiaries and the MDA Selling Subsidiaries will provide Parent with such information and documents as Parent may reasonably request for purposes of preparing such filings.

6.4          Access to Information

(a)           Subject to Section 6.4(b) and applicable Laws, upon reasonable notice to the Chief Financial Officer of MDA, MDA shall (and shall cause each of its Information Systems Subsidiaries and their respective representatives, officers, directors, employees and agents to) afford the officers, employees, and other authorized representatives and advisors (including financial advisors, counsel & accountants) (collectively the “Representatives”) of Parent access, during normal business hours from the date of this Agreement and until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 8, to its respective properties, books, contracts and records, as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of MDA or the Information Systems Subsidiaries.  During such period, MDA shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all information concerning the Information Systems Business, properties and personnel as Parent may reasonably request.  To the extent that any MDA information or documentation is competitively sensitive in relation to Parent, such information will be disclosed only to external advisors of Parent, except as may be agreed by MDA.

(b)           The Parent Parties and MDA acknowledge that certain information received pursuant to Section 6.4(a) will be non-public or proprietary in nature and as such will be deemed to be “Confidential Information” for purposes of the Confidentiality Agreement. The Parent Parties and MDA further acknowledge their obligation to maintain the confidentiality of such Confidential Information in accordance with the Confidentiality Agreement. If any material is withheld by MDA or any of its Subsidiaries because of the confidential nature of such material, or otherwise, MDA or such Subsidiary shall inform Parent as to the general nature of what is being withheld.

6.5          No Solicitation; Opportunity to Match

(a)           MDA shall not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of MDA or any Subsidiary of MDA: (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information or permitting any visit to any facilities or properties of MDA, with respect to the Richmond Information Systems Business or any Information Systems Subsidiary), including any inquiries, proposals or offers regarding any Alternative Proposal; (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Alternative Proposal, provided that for greater certainty, MDA may advise any Person making an unsolicited Alternative Proposal that such Alternative Proposal does not constitute a Superior Proposal when the MDA board of directors has so determined; (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent, the approval or recommendation of the MDA board of directors or any committee thereof of this Agreement; (iv) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Alternative Proposal (it being understood that publicly taking no position or a neutral position with respect to an Alternative Proposal until eight calendar days following the formal commencement of such Alternative Proposal shall not be considered to be in violation of this Section 6.5(a)); or (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Alternative Proposal.

(b)           Notwithstanding Section 6.5(a) and any other provision of this Agreement, the MDA board of directors shall be permitted to: (i) make a change in its recommendation to the MDA Shareholders to approve the Special Resolution, provided that MDA shall have complied in all material respects with all requirements of Section 6.5(f) below; and/or (ii) engage in discussions or negotiations with, or provide information pursuant to Section 6.5(b) to, any Person in response to an Alternative Proposal by any such Person, provided that (A) it has received an unsolicited bona fide written Alternative Proposal from such Person; (B) MDA has complied with all other requirements of this Agreement; (C) the MDA board of directors has determined in good faith based on information then available and after consultation with MDA’s outside counsel and financial advisors that such Alternative Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (D) with respect to providing any confidential information or data to such Person in connection with such Alternative Proposal, and prior thereto (x) the MDA board of directors receives from such Person an executed confidentiality agreement having substantially the same terms as the Confidentiality Agreement and, taken as a whole, being no less favourable to MDA than the Confidentiality Agreement and MDA sends a copy of any such confidentiality agreement to Parent promptly upon its execution (if executed after the date of this Agreement) and promptly provides MDA a list of, or in the case of information that was not previously made available to Parent, copies of, any information provided to such Person, and (y) MDA has complied in all material respects with Section 6.5(d).

(c)           MDA will cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any Person by MDA or any Information Systems Subsidiary thereof or any of its or their representatives or agents with respect to any Alternative Proposal, whether or not initiated by MDA, and, in connection therewith, MDA will discontinue access to any data rooms (virtual or otherwise) and will request

(and reasonably exercise all rights it has to require) the return or destruction of all information regarding MDA and the Information Systems Subsidiaries previously provided to any such Person or any other Person and will request (and reasonably exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any information regarding MDA and the Information Systems Subsidiaries.  MDA shall not terminate, amend, modify or waive any provision of any confidentiality or standstill or similar agreement which MDA or the Information Systems Subsidiaries is a party with any other Person, other than to allow such Person to make and consummate a Superior Proposal.

(d)           From and after the date of this Agreement, MDA shall promptly (and in any event within 24 hours) notify Parent, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment thereto) or any request for discussions or negotiations in each case or request relating to or constituting an Alternative Proposal, any request for representation on the MDA board of directors, or any request for non-public information relating to MDA or any Information Systems Subsidiary relating to or constituting an Alternative Proposal of which MDA’s directors, officers, representatives or agents are or became aware.  Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer (including any amendment thereto) or request, and shall include copies of any such proposal or offer or any amendment to such proposal or offer.  MDA shall also provide promptly such other details of the proposal or offer, or any amendment thereto, as Parent may reasonably request.  MDA shall keep Parent promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer, or any amendment thereto, and will respond promptly to all inquiries by Parent with respect thereto.

(e)           MDA shall ensure that its officers, directors, representatives, agents and legal and financial advisors, and the Information Systems Subsidiaries and their officers, directors, representatives, agents and legal and financial advisors, are aware of the provisions of Section 6.5(a) to 6.5(d) hereof and agreed to be bound thereby, and it shall be responsible for any breach of such provisions by any of them or by any employee of MDA or any Information Systems Subsidiary.

(f)            MDA shall not make any change in the recommendation of the MDA board of directors with respect to the approval of the MDA Shareholders in respect of, or enter into any agreement relating to, an Alternative Proposal (other than a confidentiality agreement contemplated by Section 6.5(b)(ii)(D) above) unless:

(i)            the Alternative Proposal constitutes a Superior Proposal;

(ii)           MDA has provided Parent with notice in writing that there is a Superior Proposal together with all documentation detailing the Superior Proposal (including a copy of the confidentiality agreement between MDA and the Person making the Superior Proposal if not previously delivered);

(iii)          at least four Business Days shall have elapsed from the date that Parent has received a copy of the written proposal in respect of the purported Superior Proposal (or any amendment or revision thereof);

(iv)          if Parent has proposed to amend the terms of the Agreement in accordance with Section 6.5(g), the MDA board of directors (after consultation with MDA’s outside counsel and financial advisors) shall have determined in good faith that the Alternative Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(v)           MDA’s board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Laws; and

(vi)          prior to entering into an agreement relating to such Superior Proposal (other than the aforesaid confidentiality agreement) MDA shall have terminated this Agreement pursuant to Section 8.2(c)(iii) and paid to Parent the Termination Fee

(g)           MDA acknowledges and agrees that during the 4 Business Day period referred to in Section 6.5(f)(iii), Parent shall have the opportunity, but not the obligation, to propose to amend the terms of the Transaction and this Agreement.  The MDA board of directors will review any proposal by Parent to amend the terms of the Transaction and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether such proposal would result in the Alternative Proposal not being a Superior Proposal compared to the proposed amendments to the terms of the Transaction and this Agreement.  MDA agrees that the fact and each of the terms of any such proposed amendments shall be kept strictly confidential and not disclosed to any party (including the party having made the Alternative Proposal) until such amendment to this Agreement reflecting such proposal is executed, unless required by the applicable Securities Laws.  If the MDA board of directors determines that such Alternative Proposal would cease to be a Superior Proposal, as a result of such proposed amendments by Parent, MDA will so advise Parent and will accept the offer by Parent to amend the terms of this Agreement and the parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.  If Parent does not offer proposed amendments that would in the reasonable good faith judgement of the board of directors, after consultation with MDA’s outside counsel and financial advisors, cause the offer previously constituting a Superior Proposal to cease being a Superior Proposal then MDA may, subject to the terms of this Agreement (including the prior payment of the Termination Fee), accept, approve, recommend or enter into an agreement in respect of such Superior Proposal (and change or withdraw its recommendation).

(h)           Nothing in this Agreement shall prevent the MDA board of directors from responding through a directors’ circular or otherwise as required by applicable securities Laws to any Alternative Proposal or from calling and holding a meeting of the Holders of the MDA Common Shares requisitioned by such shareholders pursuant to Section 143 of the CBCA or ordered to be held by a court pursuant to Section 144 of the CBCA.

(i)            MDA acknowledges and agrees that each successive modification of the material terms of any Alternative Proposal shall constitute a new Alternative Proposal for the purposes of this Section 6.5.

6.6          MDA ISB Employees

(a)           Effective as of the Closing Date, to the extent required by applicable Law, the employment of the MDA ISB Employees, other than the Richmond Employees which are provided for in Section 6.6(b), will continue on substantially the same terms and conditions and in the same capacities or positions as they had under MDA or the applicable Information Systems Subsidiary immediately prior thereto.

(b)           Effective as at the Closing Date, Can AcquisitionCo will offer to employ the Richmond Employees in the same capacities or positions held on the Closing Date, on terms substantially similar in the aggregate to those existing as of the Closing Date to all of the Richmond Employees.  For such purpose, Parent shall cause Can AcquisitionCo to recognize the compensation received by the Richmond Employees under the Additional MDA Plans in determining the value of the compensation offered to such employees and establish, effective as of the Closing Date, benefit plans for the Richmond Employees with a value substantially similar in the aggregate to those MDA Plans in which the Richmond Employees participate at the Closing Date as described in Section 4.16 to the MDA Disclosure Letter.  In such offers, Can AcquisitionCo shall recognize, to the extent previously recognized by MDA, the service of the Richmond Employees for all purposes and shall recognize all terms of service, employment or consulting agreements, vacation and severance obligations and accruals and benefits under any MDA Plans.  All accrued vacation, termination and severance obligations for the Richmond Employees will be assumed by Can AcquisitionCo.  With respect to the Non-Active Designated Employees, Can AcquisitionCo will only be obliged to offer employment to any such employee if they are able to resume active employment within 12 months of the Closing Date, in which case Can AcquisitionCo shall make an offer of employment to such employees on substantially similar terms in the aggregate to those the Non-Active Designated Employees enjoyed immediately prior to becoming non-active, such offers to be effective on the Non-Active Employee Start Date.

(c)           Without limiting MDA’s obligations in respect of Richmond Employees employed prior to the Closing Date, MDA shall be responsible for:

(i)            all severance payments, damages for wrongful dismissal and all related costs in respect of the termination by MDA of the employment of any Richmond Employee who does not accept Can AcquisitionCo’s offer of employment referred to in Section 6.6(b) provided that such offer is in compliance with Section 6.6(b);

(ii)           all liabilities for claims for injury, disability, death or workers’ compensation arising from or related to employment in the Richmond Information Systems Business prior to the Closing Date; and

(iii)          all employment-related claims, penalties and assessments in respect of the Richmond Information Systems Business arising out of matters which occurred prior to the Closing Date.

(d)           Section 6.6(d) of the MDA Disclosure Letter lists all MDA Plans that are sponsored by MDA-Montreal or MDA-Brampton (collectively the “Assumed Plans”).

(e)           Parent agrees to cause any of the relevant Information Systems Subsidiaries, as the case may be, to maintain the relevant Assumed Plans in force as at the Effective Time without adverse amendment (other that any amendment which may be required to comply with Law) for the benefit of the Affected Employees employed in Canada for no less than 12 calendar months following the Effective Time.  Parent will cause the relevant Information Systems Subsidiaries to provide benefit plans to the Affected Employees in the U.S. and the United Kingdom with an aggregate value substantially similar to the MDA Plans those employees participated in prior to the Closing Date.  Parent agrees to cause the relevant Information Systems Subsidiaries to provide compensation for all Affected Employees with a value substantially similar in the aggregate to that received by them prior to the Closing Date and for that purpose will take into consideration compensation received by them under the Additional MDA Plans.  For purposes of this Section 6.6(e), “Affected Employees” means individuals who are actively employed by any of the Information Systems Subsidiaries as of the Effective Time, who are not subject to a collective bargaining agreement and who remain employed with any Information Systems Subsidiary immediately following the Effective Time.

(f)            MDA will retain and be responsible for and will pay or cause to be paid all amounts payable by reason of events with an Incurred Claim Date prior to or on the Closing Date in respect of all Richmond Employees who accept the offer of employment with Can AcquisitionCo contemplated in Section 6.6(b), provided, however, that with respect to Non-Active Designated Employees, MDA will retain and be responsible for and will pay or cause to be paid all amounts payable by reason of events with an Incurred Claim Date prior to the Non-Active Employee Start Date, if applicable.  Parent and Can AcquisitionCo shall be responsible for and will pay or cause to be paid all amounts payable by reason of events with an Incurred Claim Date after the Closing Date in respect of all Richmond Employees who accept the offer of employment with Can AcquisitionCo contemplated in Section 6.6(b), provided, however, that with respect to Non-Active Designated Employees having a Non-Active Employee Start Date, the Parent and Can AcquisitionCo and such comparable plans shall be responsible for and will pay or cause to be paid all amounts payable by reason of events with an Incurred Claim Date after the date such employee becomes an Can AcquisitionCo employee except to the extent required to be assumed by Can AcquisitionCo pursuant to Section 6.6(b) or 6.6(c).

(g)           For benefit plans maintained by Parent for which service and vesting are a factor and for all severance or termination obligations whether under agreement or by Law, Parent agrees to recognize each Affected Employees’ or Richmond Employees’ credited service under a MDA Plan or otherwise, for such purposes. MDA agrees not to modify any credited service or grant any additional credited service to any Affected Employee or Richmond Employees.

(h)           Nothing herein shall be construed as (i) limiting Parent’s, Can AcquisitionCo’s or any Information Systems Subsidiary’s ability to amend, modify or terminate any individual employee benefit plan or arrangement of MDA, Parent or any of their respective Subsidiaries, or (ii) requiring Parent, Can AcquisitionCo or any Information Systems Subsidiary, to maintain any particular level of employee benefits for any individual employee following the Effective Time, except as expressly provided in this Section 6.6 with respect to Affected Employees and Richmond Employees only.  No Affected Employee or Richmond Employee is an intended third party beneficiary of this Section 6.6.

(i)            If required, Parent, MDA and Can AcquisitionCo will provide for any post-closing obligations relating to this Section 6.6 in the Transitional Services Agreement.

6.7          Proxies Received and Dissent Notices

MDA shall advise the Parent Parties:

(a)           as reasonably requested, and on a daily basis on each of the last Business Days prior to the MDA Meeting, as to the aggregate tally of the proxies and votes received in respect of the MDA Meeting; and

(b)           of any written notice of dissent, withdrawal of such notice, and any other instruments received by MDA pursuant to the Dissent Rights.

6.8          Release of Obligations

Parent shall cooperate with MDA to use its reasonable efforts to obtain a full and unconditional release of all guarantees, letters of credit, performance bonds or other indebtedness, and any and all other obligations of whatever nature of MDA relating to or in respect of the Richmond Information Systems Business or the Information Systems Subsidiaries, (collectively, the “Vendor Obligations”) as set forth in Section 6.8 of the MDA Disclosure Letter or as advised by MDA in writing from time to time, pursuant to one or more written release agreements, each in a form reasonably satisfactory to MDA (each, a “Release Agreement”) and, if applicable, by agreeing to enter into a replacement guarantee or similar arrangement upon terms satisfactory to Parent, acting reasonably.  Each Release Agreement shall provide for Parent to assume and to become responsible for any and all liabilities, guarantees, covenants, obligations, costs, or payments associated with the underlying agreement or obligation.  In addition to the foregoing, and not in limitation thereof, Parent shall provide any beneficiary of such Vendor Obligation requiring the same in connection with the aforementioned releases, a performance bond, payment bond, note, letter of credit or similar guarantee or instrument in an aggregate principal amount and with terms and conditions and from banks, other financial institutions, or surety companies, in each case satisfactory to such beneficiary to replace any performance bond, payment bond, letter of credit or similar guarantee or instrument outstanding with respect to the Vendor Obligations.  Parent shall provide all reasonably necessary evidence required by such third parties in order to secure the necessary releases and issue replacement guarantees.

6.9          Pre-Closing Agreements

Parent and MDA, both acting reasonably, will identify (i) all computer software to be retained by MDA or transferred to Can AcquisitionCo and used by the other and (ii) all transitional services to be provided by Can AcquisitionCo to MDA following Closing, and will in good faith negotiate the terms and conditions of the IP License Agreement and the Transitional Services Agreement with respect thereto as agreed to by MDA and Parent, both acting reasonably, such agreements to be entered into on the Closing Date.

6.10        Closing; Closing Matters

(a)           The closing of the Transaction will take place at 9 am (Vancouver time), at the offices of Farris, Vaughan, Wills & Murphy LLP, 700 West Georgia Street, 25th Floor, Vancouver, British Columbia, V7Y 1B3, on the 10th Business Day after the later of (i) the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date), and (ii) the delivery to Parent of the Required Financial Statements, or such other date, time and place as is agreed to in writing by Parent and MDA (such date, the “Closing Date”)

(b)           On the Closing Date, each of the Parent Parties and MDA shall deliver, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto in accordance with Sections 7.2 and 7.3, acting reasonably, including delivering to AcquisitionCo, share certificates for the Purchased Shares, bills of sale and resignations of the directors of the Information Systems Subsidiaries.

6.11        Privacy Matters

(a)           The Parent Parties and MDA acknowledge and agree that certain information provided by MDA to the Parent Parties in connection with the transactions contemplated hereunder constitutes Personal Information (the “Disclosed Personal Information”) which is necessary for the purposes of determining if the Parent Parties shall proceed with the Transaction, that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the Business, or the completion of the Transaction and that, as contemplated by the terms of the Confidentiality Agreement, such Disclosed Personal Information:

(i)            may not be used for any purpose other than those related to the performance of this Agreement;

(ii)           must be kept strictly confidential and the Parent Parties shall ensure that access to such Personal Information shall be restricted to those Representatives of Parent who have a bona fide need to access such information and shall instruct those Representatives to protect the confidentiality of such information in a manner consistent with Parent’s obligations hereunder; and

(iii)          upon the expiry or termination of this Agreement, or otherwise upon the request of MDA, Parent shall forthwith cease all use of the Disclosed Personal Information acquired by Parent in connection with this Agreement and will return to MDA or, at MDA’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).

(b)           In addition to the foregoing obligations contained in the Confidentiality Agreement:

(i)            Parent agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(ii)           each of MDA and Parent agrees to promptly notify the other of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the Persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims; and

(iii)          if the Transaction is completed MDA may disclose additional Personal Information of its employees, customers, directors and officers to Parent and its Representatives on condition that:

(A)          Parent and its Representatives must only use or disclose such Personal Information for the same purposes for which it was collected, used or disclosed by MDA, and

(B)           the employees, customers, directors, officers and shareholders whose Personal Information is disclosed are notified that:

(I)            the Transaction has taken place, and

(II)           the personal information about them has been disclosed to Parent and its Representatives.

(c)           Without limiting the foregoing, each of the Parent Parties acknowledges and agrees that the MDA Disclosure Letter and all information contained therein is confidential and may not be disclosed to any other Person unless (a) such disclosure is required under applicable Law, unless such Law permits it to refrain from disclosing such information for confidentiality or other reasons or (b) such disclosure is required in order to enforce its rights under this Agreement.

6.12        Post-Closing Agreements

(a)           The Parent acknowledges that MDA may require access to certain of the Richmond Books and Records and Parent may require access to certain of the books and records of MDA that do not form part of the Richmond Books and Records.  Each Party will use all reasonable efforts to provide access to the other books and records following completion of the Transaction.  Following the Closing Date and for the applicable period thereafter that such books and records may be required for any Taxation or Securities Laws purposes, each of Parent and MDA will permit the other reasonable access to the books and records and employees of the applicable purchased business upon reasonable request in writing during normal business hours, for the purposes of preparing tax and other governmental returns and satisfying its obligations, and/or collecting, enforcing or defending its rights, under or pursuant to, or in respect of, any materials and shall, if requested by the other party, use all reasonable efforts to make available to the other party those employees whose assistance, testimony or presence is considered beneficial by the other party, acting reasonably, to assist the other party in evaluating, defending or prosecuting any claim or demand.

(b)           Parent shall as soon as possible, within a further 3 months of the closing cease the use of and change the name of the Information Systems Subsidiaries containing the name “MacDonald, Dettwiler and Associates” or “MDA” or any derivative thereof and shall remove same from all buildings, purchase orders, letterhead, cheques and other similar material.

(c)           During a transition period of 3 months following the closing, MDA will forward to Parent, at the e-mail addresses and Websites specified in writing by Parent, all e-mail messages addressed to Richmond Employees or employees of the Information Systems Subsidiaries and delivered to MDA (excluding any e-mail messages routinely filtered or quarantined by MDA’s e-mail security systems) during such transition period and all Internet-based queries to the Websites and Uniform Resource Locators dedicated to the Information Systems Business or otherwise clearly intended for such Websites and Uniform Resource Locators and received during such period.

(d)           After the Closing Date, MDA will hold all Confidential Information of the Information Systems Business (“Confidential Information”) in confidence.  The term “Confidential Information” shall not include information which (a) is learned by MDA from a third party entitled to disclose it; (b) was or becomes generally available to the public at any time other than through MDA’s breach of this Section 6.12(d); (c) is independently developed by MDA without use of any Information Systems Business information; or (d) is required to be disclosed by operation of Law or the requirement of a Governmental Entity, provided that MDA shall promptly notify Parent of such requirement and will cooperate reasonably with Parent at its expense in challenging such disclosure.  MDA shall disclose Confidential Information only to those of its directors, officers, employees and contractors who need to know such information, shall inform such individuals of the confidential nature thereof and shall cause such individuals to comply with the provisions of this Section 6.12(d).

(e)           From time to time after the Closing Date, each Party shall at the request of any other Party execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Richmond Assets to Can AcquisitionCo and carry out the intent of this Agreement.

(f)            MDA shall and shall cause each MDA Selling Subsidiary to covenant and agree that each shall not, either individually or in partnership, or in conjunction with any Person or Persons, whether as principal, agent, shareholder or in any other manner whatsoever, directly or indirectly for a period of 3 years following the date hereof, compete with the Information Systems Business in the world.  Notwithstanding the foregoing, the foregoing restriction shall not prevent or prohibit: (i) one or more of MDA, MDA Selling Subsidiaries, or any Affiliate from having directly or indirectly not more than 20% of the voting securities of any Person engaged in, or competing with, the Information Systems Business with which they have no other material connection whatsoever; (ii) the acquisition by one or more of MDA, MDA Selling Subsidiaries, or any Affiliate directly or indirectly of any Person, business or operation which as an incidental part of its normal business carries on, or competes with the Information Systems Business, provided that following such acquisition, such activities continue to constitute an incidental part of the business of such Person, business or operation for the period set forth above; (iii) MDA, MDA Selling Subsidiaries, or any Affiliate from supplying bona fide goods or services that do not comprise, and are not competitive with, the Information Systems Business to any Person who otherwise supplies goods or services that in whole or in part comprise, or are competitive with the Information Systems Business; (iv) MDA, MDA Selling Subsidiaries, or any Affiliate from competing with the Information Systems Business in, or carrying on, any business involving information systems business solutions including but not limited to complex information technology solutions, operational infrastructures, new goods or services, and any sale or use of any imagery to any current or future customer of or related to MDA’s information products businesses worldwide; and (v) MDA, MDA Selling Subsidiaries, or any Affiliate from participating in any teaming arrangement, joint venture, alliance, partnership or similar relationship that comprises, or competes with, in whole or in part, the Information Systems Business, provided that the goods or services to be so supplied by MDA, MDA Selling Subsidiaries, or any Affiliate do not comprise, and are not competitive with, the Information Systems Business.

(g)           Parent shall, and Parent shall cause Can AcquisitionCo and US AcquisitionCo to, covenant and agree that each shall not, either individually or in partnership, or in conjunction with any Person or Persons, whether as principal, agent, shareholder or in any other manner whatsoever, directly or indirectly for a period of 3 years following the date hereof, compete with MDA in its business relating to commercial and residential land and property-related information products and information products systems including but not limited to legal, financial, insurance, asset, valuation, geospatial imagery and demographic information products pertaining to real property (the “Information Products Business”) in the world.  Notwithstanding the foregoing, the foregoing restriction shall not prevent or prohibit: (i) one or more of Parent, Can AcquisitionCo and US AcquisitionCo, or any Affiliate from having directly or indirectly not more than 20% of the voting securities of any Person engaged in, or competing with, the Information Products Business with which they have no other material connection whatsoever; (ii) the acquisition by one or more of Parent, Can AcquisitionCo, US AcquisitionCo, or any Affiliate directly or indirectly of any Person, business or operation which as an incidental part of its normal business carries on, or competes with the Information Products Business, provided that following such acquisition, such activities continue to constitute an incidental part of the business of such Person, business or operation for the period set forth above; (iii) Parent, Can AcquisitionCo, US AcquisitionCo, or any Affiliate from supplying bona fide goods or services that do not comprise, and are not competitive with, the Information Products Business to any Person who otherwise supplies goods or services that in whole or in part comprise, or are competitive with the Information Products Business; and (v) Parent, Can AcquisitionCo, US AcquisitionCo, or any Affiliate from participating in any teaming arrangement, joint venture, alliance, partnership or similar relationship that comprises, or competes with, in whole or in part, the Information Products Business, provided that the goods or services to be so supplied by Parent, Can AcquisitionCo, US AcquisitionCo, or any Affiliate do not comprise, and are not competitive with, the Information Products Business.

(h)           To the extent required to enable it to lawfully carry on the Information Systems Business from and after the Closing Date, Parent, Can AcquisitionCo and US AcquisitionCo shall have been granted new Licenses and other authorizations necessary to replace those Licenses and other authorizations of any Governmental Entity in connection with the applicable Information Systems Business which are not transferable from MDA and the Information Systems Subsidiaries.  MDA and the Information Systems Subsidiaries agree use all reasonable efforts to do all such things and execute and deliver all documents and instruments as shall be reasonably required in order to be granted such new Licenses.

(i)            Parent shall pay to MDA or the applicable MDA Selling Subsidiary an amount equal to any and all Cash on Hand in any Information Systems Subsidiary at the Closing Date to the extent that same has not been paid to MDA prior to the Closing Date.

(j)            Parent and MDA shall covenant and agree to carry out the provisions as set forth on Exhibit 6.12(j).

6.13        Indemnity

To the extent that MDA shall not have been released from all obligations as set forth in Section 6.8, Parent hereby indemnifies and saves MDA hereunder from all costs, expenses, liabilities, claims or losses of every kind or nature whatsoever, that MDA may, directly or indirectly, incur or suffer as a result thereof.  This indemnity shall be continuing and without limitation and Parent, hereby waives all right to raise any defence with respect thereto.

6.14        Tax Filing

(a)           MDA shall be responsible for causing to be prepared and filed all Tax Returns required or permitted by applicable Law to be filed by MDA or any Information Systems Subsidiary, with respect to taxable periods that end on or before the Closing Date (such periods, the “Pre-Closing Period” and such Tax Returns the “Pre-Closing Period Tax Returns”).  MDA shall be responsible for the payments of any Taxes and expenses (including professional fees incurred in connection with the preparation of filing of the Pre-Closing Period Tax Returns) with respect to the Pre-Closing Period Tax Returns.  Any Tax Returns shall comply with the stipulation as set forth in Article 2.

Representatives shall submit to Parent a draft of each Pre-Closing Period Tax Return that shall be prepared in a manner that is consistent with the applicable company’s practice at least 45 days prior to the due date (taking into account any extensions thereof) with respect to each Pre-Closing Tax Return that must be filed annually and at least 5 days prior to the due date with respect to the Pre-Closing Tax Returns that must be filed more frequently than annually.  Such draft Tax Return shall be subject to Parent’s review and approval, acting reasonably.  Parent may after receipt of such draft Tax Return (with supporting details) notify Representative of any disagreement with such Tax Return.  If Parent notified Representative of any such disagreement, Parent and Representative shall proceed in good faith to attempt to resolve such disagreement.  If they do not resolve such disagreement by the due date (including extensions) for the filing of such Tax Return, Representative shall cause the Tax Return to be filed, and the Arbitrator shall be retained to resolve such disagreement.  The principles of Section 3.3 with respect to the scope and timing of determination, the effect of such determination, and the payment of the fees and expenses of the Arbitrator shall apply.

(b)           After the Closing Date, each of Parent and MDA,  and their respective representatives,  shall (i) provide, or cause to be provided, to each other’s respective Subsidiaries, officers, employees, representatives and Affiliates, such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return or any audit of MDA in respect of which Parent and MDA, as the case may be, is responsible pursuant to this Section 6.14, (ii) retain, or cause to be retained, for so long as any such Taxable years or audits shall remain open for adjustments, any records or information which may be relevant to any such Tax Returns or audits, and (iii) compensate the other party for all reasonable out-of-pocket costs incurred by such other party in connection with providing any assistance requested pursuant to (i).  The assistance provided for in this Section 6.14 shall include each of Parent and MDA (x) making their agendas and employees and the agendas and employees of their respective Subsidiaries and Affiliates available to each other on a mutually convenient basis to provide such assistance as might reasonably be expected to be of use in connection with any such Tax Returns or audits and (y) providing, or causing to be provided, such information as might reasonably be expected to be of use in connection with any such Tax Returns or audits, opinions, letters or memoranda, or other relevant materials relating thereto.

(c)           For purposes of Section 9.2, (i) the portion of any transaction-based Taxes, including income, payroll, sales, transfer and similar Taxes, with respect to a Straddle Period, that will be attributable to the portion of the taxable period ending on the Closing Date shall be determined on the basis of a deemed closing of the books as of the close of business on the Closing Date, provided that annual expenses such as depreciation will be prorated on a daily basis; and (ii) the portion of any other Taxes with respect to a Straddle Period, that will be attributable to the portion of the taxable period ending on the Closing Date shall be equal to the product of such Taxes multiplied by a fraction, the numerator of which is the number of days in the taxable period from the commencement of such period through and including the Closing Date, and the denominator of which is the number of days in the entire period.

ARTICLE 7
CONDITIONS

7.1          Mutual Conditions

The respective obligations of the parties hereto to consummate the Transaction shall be subject to the satisfaction of the following conditions on or before the Closing Date:

(a)           the Special Resolution shall have been approved by the MDA Shareholders at the MDA Meeting in the manner required by applicable Laws;

(b)           no provision of any applicable Laws and no judgment, injunction, order or decree shall be in effect which restrains or enjoins or otherwise prohibits the consummation of the Transaction;

(c)           (i)            Parent or Can AcquisitionCo shall have obtained Competition Act Approval and to the extent an application for review is filed by Parent or Can AcquisitionCo under the ICA Approval on terms and conditions satisfactory to it in its discretion acting reasonably; and

(ii)           all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated;

(d)           the other Appropriate Regulatory Approvals shall have been obtained on terms and conditions satisfactory to the applicable party, in its discretion acting reasonably and be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation; and

(e)           MDA US shall provide, prior to the Effective Time, a certification pursuant to U.S. Treasury Regulation 1.1445-2(b)(2)(i).

7.2          Additional Conditions to the Obligations of the Parent Parties

The obligations of the Parent Parties to consummate the Transaction shall be subject to the satisfaction of the following conditions (each of which is for the exclusive benefit of the Parent Parties and may be waived by Parent on behalf of the Parent Parties) on or before the Closing Date:

(a)           MDA shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)           each of the representations and warranties of MDA under this Agreement (which for purposes of this clause (b) shall, with the exception of the Core Representations, be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Closing Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties to be true and correct in all respects would not be reasonably expected to have individually or in the aggregate a Material Adverse Effect;

(c)           each of the representations and warranties set forth in the Core Representations shall be true and correct in all respects;

(d)           since the date of this Agreement, there shall have been no occurrence or event which would have a Material Adverse Effect or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect or which would materially and adversely affect the ability of MDA to consummate the Transaction;

(e)           Parent shall have received a certificate of MDA addressed to the Parent Parties and dated the Closing Date, signed on behalf of MDA by a senior officer of MDA, confirming that the conditions in Sections 7.2(a), (b) and (d) have been satisfied;

(f)            there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise (i) seeking to prohibit or restrict the acquisition by the Parent Parties of the Richmond Assets or the Purchased Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Transaction or seeking to obtain from MDA or Parent any damages that are material in relation to MDA and its Subsidiaries taken as a whole, (iii) seeking to prohibit or materially limit the ownership or operation by Parent or any of its Subsidiaries of any material portion of the business or assets of MDA or any of the Information Systems Subsidiaries or to compel Parent or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Parent or MDA or any of their respective Subsidiaries, as a result of the Transaction, (iv) seeking to impose limitations on the ability of Parent or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Purchased Shares, (v) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Information Systems Subsidiaries or (vi) imposing any condition or restriction that in the judgment of Parent, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Parent or the Information Systems Business after the Effective Time;

(g)           all documents relating to the authorization and completion of the Transaction and such other agreements, certificates and other documents as are reasonably requested by Parent, shall be satisfactory to Parent and to Parent’s legal counsel, both acting reasonably;

(h)           the board of directors of MDA shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by MDA and its Subsidiaries to permit the consummation of the Transaction;

(i)            the MDA Shareholders shall have approved the Special Resolution; and

(j)            the Required Consents and Release Agreements shall have been obtained or received.

7.3          Additional Conditions to the Obligations of MDA

The obligations of MDA to consummate the Transaction shall be subject to satisfaction of the following conditions (each of which is for the exclusive benefit of MDA and may be waived by MDA) on or before the Closing Date:

(a)           the Parent Parties shall have performed or complied with, in all material respects, each of their obligations, covenants and agreements hereunder to be performed and complied with by them on or before the Effective Time;

(b)           each of the representations and warranties of the Parent Parties under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any materiality qualification), shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date);

(c)           MDA shall have received a certificate of Parent addressed to MDA and dated the Closing Date, signed on behalf of Parent by the a senior officer of Parent, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied;

(d)           all documents relating to the authorization and completion of the Transaction and such other agreements, certificates and other documents as are reasonably requested by MDA, shall be satisfactory to MDA and to MDA’s legal counsel, both acting reasonably; and

(e)           the boards of directors of each of Parent and AcquisitionCo shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by each of Parent and AcquisitionCo and their respective Subsidiaries, to permit the consummation of the Transaction.

7.4          Satisfaction of Conditions

The conditions precedent set out in Sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 8
AMENDMENT AND TERMINATION

8.1          Amendment

This Agreement may, at any time and from time to time before or after the holding of the MDA Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties hereto and any such amendment may, without limitation:

(a)           change the time for performance of any of the obligations or acts of the parties, including an extension of the Termination Date;

(b)           waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)           waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)           waive compliance with or modify any conditions precedent herein contained.

8.2          Termination

(a)           If any condition contained in Sections 7.1 or 7.2 is not satisfied at or before the Termination Date to the satisfaction of Parent, acting reasonably, then Parent may, by notice to MDA terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of Parent arising from any breach by MDA but for which the condition would have been satisfied.

(b)           If any condition contained in Sections 7.1 or 7.3 is not satisfied at or before the Termination Date to the satisfaction of MDA, acting reasonably, then MDA may by notice to Parent terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of MDA arising from any breach by Parent but for which the condition would have been satisfied.

(c)           This Agreement may, prior to the Termination Date but subject, where applicable, to the prior payment of any amounts contemplated in Section 8.4 or Section 8.6:

(i)            be terminated by the mutual agreement of MDA and Parent (without any action on the part of the MDA Shareholders);

(ii)           be terminated by either MDA or Parent, if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)          be terminated by Parent if (A) the board of directors of MDA shall have failed to recommend, or has withdrawn, modified, qualified or changed in a manner adverse to Parent, its approval or recommendation of the Transaction and this Agreement (including as contemplated by Section 6.5 or in any manner which could reasonably be expected to reduce the likelihood of such approval by MDA Shareholders at the MDA Meeting being obtained or (B) the board of directors of MDA shall have approved or recommended an Alternative Proposal;

(iv)          be terminated by MDA in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 6.5 and the payment of the Termination Fee;

(v)           be terminated by MDA or Parent if the approval of the MDA Shareholders shall not have been obtained by reason of the failure to obtain the required vote on the approval of the Special Resolution at the MDA Meeting;

(vi)          be terminated by Parent if MDA shall have failed to hold the MDA Meeting on or before March 31, 2008 unless such failure results from: (A) an adjournment of the MDA Meeting for not less than eight Business Days due to its obligation to adjourn the MDA Meeting in the circumstances described in Section 6.5; or (B) for reasons beyond the control of MDA so long as MDA is in compliance with the terms and conditions of this Agreement and it has been and continues to be using all reasonable efforts to hold the MDA Meeting as soon as practicable thereafter; or

(vii)         be terminated by Parent if there is an intentional, wilful or deliberate breach of the covenants in Section 6.5 by MDA, any of the Information Systems Subsidiaries or any of their respective directors, officers, employees, agents, consultants or any other Representative.

(d)           If the Effective Time does not occur on or prior to end of business on the Termination Date, then this Agreement shall terminate.

8.3          Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 8.2, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 8.3 and Section 6.4(b), Section 8.4, Section 8.6 and Section 10.9; provided that neither the termination of this Agreement nor anything contained in this Section 8.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. If it shall be judicially determined that termination of this Agreement was caused by an intentional breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incidental to the negotiation, preparation and execution of this Agreement and related documentation.

8.4          Termination Fee

In the event that this Agreement shall be terminated:

(a)           pursuant to Section 8.2(c)(iii) or Section 8.2(c)(iv), or

(b)           pursuant to Section 8.2(c)(v) or Section 8.2(c)(vi) and

(i)            a bona fide written proposal by a Person (the “Acquisition Proposal Offeror”) other than Parent Parties or their Affiliates has been made and publicly announced for an Alternative Proposal, not resulting from a contravention of Section 6.5(a), after the date hereof and prior to the MDA Meeting, and not withdrawn at least 5 Business Days prior to the vote of the MDA Shareholders with respect to the Special Resolution; and

(ii)           MDA enters into a definitive agreement with respect to an Alternative Proposal with the Acquisition Proposal Offeror, or a Person acting jointly or in concert with the Acquisition Proposal Offeror, prior to the expiration of 180 days following the termination of this Agreement, and thereafter consummates such Alternative Proposal;

unless, at the time of the MDA Meeting a Specified AcquisitionCo Event has occurred and is continuing;

the Parent Parties would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty.  To compensate the Parent Parties for such damages, MDA shall pay to Parent the Termination Fee as liquidated damages prior to or concurrently with such termination less any amounts actually paid or required to be paid by MDA to Parent pursuant to Section 8.6.  In no event shall MDA be obligated to make more than one payment referred to in this Section 8.4.  It is specifically agreed that the amount to be paid pursuant to this Section 8.4 represents liquidated damages and not a penalty.  MDA irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

For this purpose, “Specified AcquisitionCo Event” means a breach by any Parent Party of their respective obligations hereunder that would reasonably be expected to prevent or materially delay the consummation of the Transaction or that would reasonably be expected to materially impair or delay the ability of Parent, Can AcquisitionCo or US AcquisitionCo to perform their respective obligations hereunder, if by reason thereof, MDA would be entitled to rely on the failure of a condition set forth in Section 7.3 to be satisfied as a reason not to complete the Transaction.

8.5          Effect of Termination Fee Payment

For greater certainty, the parties hereto agree that if MDA pays the Termination Fee to Parent pursuant to and where required by the provisions of Section 8.4, Parent and AcquisitionCo shall have no other remedy for any breach of this Agreement by MDA.

8.6          Expense Reimbursement

MDA shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds, the reasonable documented expenses of Parent and its affiliates incurred in connection with the transactions contemplated hereby (other than any expenses related to a broker, finder or investment banker) not to exceed $2.5 million in the event that this Agreement shall be terminated pursuant to Section 8.2(c)(v) or Section 8.2(c)(vi).

ARTICLE 9
INDEMNIFICATION

9.1          Survival of Representations and Warranties

The representations and warranties contained in (i) the Core Representations shall survive indefinitely, and (ii) Sections 4.14 shall survive until the 4th anniversary of the Closing Date, the representations, warranties and covenants in Section 4.15 and Section 9.2(c) shall survive and continue in full force and effect until six months after the expiration of the period (the “Tax Assessment Period”) during which any tax assessment may be issued by a Governmental Entity in respect of any taxation year to which such representations and warranties extend (such Tax Assessment Period being determined without regard to any consent, waiver, agreement or other document, made or filed after the Closing Date that extends the period during which a Governmental Entity may issue a tax assessment and a tax assessment including any assessment, reassessment or other form or recognized document assessing liability for taxes under applicable Law) and the representations and warranties in other Sections contained in Article 4 and Article 5 shall survive until December 31, 2009 (each the relevant “Expiration Date”).  If written notice of a claim in accordance with Section 9.5(b) has been given prior to the expiration of the applicable representations and warranties by a party hereto to another party hereto, then the relevant representations and warranties shall survive, but only with respect to such specific claim, until such claim has been finally resolved.

9.2          Indemnification of Parent Indemnified Parties

After the Effective Time, Parent and its Affiliates (including after the Effective Time the Information Systems Subsidiaries), officers, directors, employees, agents, successors and assigns (collectively, the “Parent Indemnified Parties”) shall be indemnified and held harmless for any and all liabilities, losses, damages and expenses (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including, without limitation, in connection with any action brought or otherwise initiated by any of them) (hereinafter, a “Loss” and collectively, “Losses”), arising out of or resulting from (without duplication):

(a)           the breach of any representation or warranty made by MDA in this Agreement and any other certificate delivered by MDA pursuant to this Agreement;

(b)           the breach of any covenant or agreement made by MDA in this Agreement and any other certificate delivered pursuant to this Agreement;

(c)           from any obligations or liabilities for Taxes of each Information Systems Subsidiary for any Pre-Closing Period and the portion of any Straddle Period ending on the Closing Date;

(d)           from any Contract Exposure Losses incurred by Can AcquisitionCo after the Closing Date in excess of the Exposure Threshold.

Recovery under this Agreement for any of the matters referred to herein shall be solely as provided in Section 9.5 except that this indemnification shall not be claimed in circumstances where the Termination Fee is paid under Section 8.4.

9.3          Indemnification of MDA Indemnified Parties

After the Effective Time, MDA and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (collectively, the “MDA Indemnified Parties”) shall be indemnified and held harmless by Parent for any and all Losses, arising out of or resulting from (without duplication):

(a)           the breach of any representation or warranty made by Parent or AcquisitionCo in this Agreement and any other certificate or document delivered by Parent or AcquisitionCo pursuant to this Agreement; or

(b)           the breach of any covenant or agreement made by Parent or AcquisitionCo in this Agreement and any other certificate or document delivered pursuant to this Agreement.

Recovery under this Agreement for any of the matters referred to herein shall be solely as provided in Section 9.5 except that this indemnification shall not be claimed in circumstances where the Termination Fee is paid under Section 8.4.

9.4                               Limits on Indemnification of Parent Indemnified Parties

Notwithstanding anything to the contrary contained in this Agreement, the indemnification obligations of MDA pursuant to Section 9.2 (other than claims based upon fraud, intentional misrepresentation or any of the Core Representations) shall be subject to the following:

(a)                                 except as provided in Section 9.4(c), the Parent Indemnified Parties shall not be entitled to indemnification hereunder unless and until the aggregate amount of indemnifiable Losses which may be recovered equals or exceeds $5,000,000 (the “Indemnity Deductible”), after which there may only be recovered those Losses in excess of the Indemnity Deductible;

(b)                                except as provided in Section 9.4(c), the maximum amount of indemnifiable Losses which may be recovered arising out of or resulting from the causes set forth in Section 9.2 shall be an amount equal to 20% of the Purchase Price;

(c)                                 the Parent Indemnified Parties shall not be entitled to indemnification pursuant to Section 9.2 as it relates to Taxes with respect to Section 9.2(c) unless and until the aggregate amount of indemnifiable Losses which may be recovered equals $250,000 (the “Tax Indemnity Deductible”) after which there may only be recovered Losses in excess of the Tax Indemnity Deductible; and

(d)                                the limitations in (a) and (b) above shall not be applicable to any Contract Exposure Losses contemplated in Section 9.2(d) or any Losses as a result of a breach under Section 9.2(b).

The sole recourse for indemnification claims made by the Parent Indemnified Parties pursuant to this Agreement shall be recovery of amounts in accordance with the terms of this Agreement.

9.5                               Indemnification Procedures

(a)                                 For purposes of this Section 9.5, a party against which indemnification may be sought is referred to as the “Indemnifying Party” and the party which may be entitled to indemnification is referred to as the “Indemnified Party.”

(b)                                If an Indemnified Party becomes aware of a Loss or potential Loss in respect of which the Indemnifying Party has agreed to indemnify it under this Agreement, the Indemnified Party will promptly give written notice of its claim or potential claim for indemnification (an “Indemnity Claim”) to the Indemnifying Party.  The notice must specify whether the Indemnity Claim arises as the result of a claim made against the Indemnified Party by a Person who is not a Party (a “Third Party Claim”) or as a result of a Loss that was suffered directly (a “Direct Claim”), and must also specify with reasonable particularity (to the extent that the information is available):

(i)                                     the factual basis for the Indemnity Claim; and

(ii)                                  the amount of the Indemnity Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of an Indemnity Claim in time effectively to contest the determination of any liability capable of being contested, the Indemnifying Party will be entitled to set off against the amount claimed by the Indemnified Party the amount of any Loss incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give the notice on a timely basis.

9.6                               Direct Claims

Following receipt of notice from the Indemnified Party of a Direct Claim, the Indemnifying Party will have 20 Business Days to make any investigations it considers necessary or desirable.  For the purpose of those investigations, the Indemnified Party will make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all other information that the Indemnifying Party may reasonably request.  If both Parties agree at or before the expiration of such 20 Business Day period (or any mutually agreed upon extension) to the validity and amount of the Direct Claim, the Indemnifying Party will pay immediately to the Indemnified Party the full agreed upon amount of the Direct Claim.

9.7                               Third Party Claims

The following applies to any Indemnity Claim:

(a)                                 If the Indemnity Claim relates to a Third Party Claim that the Indemnified Party is required by applicable Law to pay without a prior opportunity to contest it, the Indemnified Party may, despite Sections 9.7(c) and (d) and 9.7(e)(i), make the payment without affecting its right to make an Indemnity Claim in accordance with this Agreement.

(b)                                The Indemnified Party will promptly deliver to the Indemnifying Party copies of all correspondence, notices, assessments or other written communication received by the Indemnified Party in respect of any Third Party Claim.

(c)                                 The Indemnified Party will not negotiate, settle, compromise or pay any Third Party Claim with respect to which it has asserted or proposes to assert an Indemnity Claim, without the prior consent of the Indemnifying Party, which consent will not be unreasonably withheld.

(d)                                The Indemnified Party will not cause or permit the termination of any right of appeal in respect of any Third Party Claim which is or might become the basis of an Indemnity Claim without giving the Indemnifying Party written notice thereof and an opportunity to contest the Third Party Claim.

(e)                                 If the Indemnifying Party first acknowledges in writing its obligation to satisfy an Indemnity Claim to the extent of any binding determination or settlement in connection with a Third Party Claim (or enters into arrangements otherwise satisfactory to the Indemnified Party), in any legal or administrative proceeding in connection with the matters forming the basis of a Third Party Claim, the following will apply:

(i)                                    the Indemnifying Party will have the right, subject to the rights of any insurer or third party having potential liability therefor, by written notice delivered to the Indemnified Party within 20 Business Days of receipt by the Indemnified Party of the notice of the Indemnity Claim to assume carriage and control of the negotiation, defence or settlement of a Third Party Claim and the conduct of any related legal or administrative proceedings at the expense of the Indemnifying Party and by its own counsel;

(ii)                                 if the Indemnifying Party elects to assume carriage and control, the Indemnified Party will have the right to participate at its own expense in the negotiation, defence or settlement of a Third Party Claim assisted by counsel of its own choosing;

(iii)                              each of the Indemnified Party and the Indemnifying Party will make all reasonable efforts to make available to the Party who has assumed carriage and control of the negotiation, defence or settlement of a Third Party Claim those employees whose assistance or evidence is necessary to assist such Party in evaluating and defending that Third Party Claim and all documents, records and other materials in the possession or control of such Party required for use in the evaluation and the defence of that Third Party Claim;

(iv)                             despite clauses 9.7(e)(i), (ii) and (iii) above, the Indemnifying Party will not settle a Third Party Claim or conduct any related legal or administrative proceeding without the prior written consent of the Indemnified Party, unless:

(A)                             the terms of the compromise and settlement or remedy require only the payment of money for which the Indemnified Party is entitled to full indemnification under this Agreement;

(B)                               the Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Party may have against the Person making the Third Party Claim; and

(C)                               the Indemnified Party receives, as part of the compromise and settlement or remedy, a legally binding and enforceable unconditional release from any and all obligations or liabilities it may have with respect to the Third Party Claim.  Such release must be, in form and substance, satisfactory to the Indemnified Party, acting reasonably ; and

(v)                                the Indemnifying Party will indemnify and hold harmless the Indemnified Party of and from any Loss incurred or suffered as a result of the Indemnifying Party’s settlement of the Third Party Claim or conduct of any related legal or administrative proceeding.

(f)                                   The Indemnified Party will pursue any Indemnity Claim made by the Indemnified Party under this Agreement with reasonable diligence and dispatch.

9.8                               Losses Net of Insurance, Tax Benefits

The amount of any Loss for which indemnification is provided to a Parent Indemnified Party under this Article 9 shall be net of any immediate tax benefit to the Parent Indemnified Party related to the increase in such Loss to the extent such tax benefit is actually received by the Parent Indemnified Party in the taxable year of receipt of payment of such Loss or any prior taxable year and net of any amounts recovered by the Parent Indemnified Party with respect to such Loss under insurance policies.

9.9                               Duty to Mitigate

Parent shall, and shall cause the Information Systems Subsidiaries to, use reasonable efforts to mitigate any Losses suffered, incurred or sustained by Parent or any Subsidiary arising out of any matter for which any Parent Indemnified Party is entitled to indemnification pursuant hereto.

9.10                        Subrogation of Rights

The Indemnifying Party shall be subrogated to all rights and remedies of the Indemnified Party.  Each Indemnified Party shall take all commercially reasonable action to perfect the above subrogation rights and the Indemnified Party shall pursue all claims of MDA, Parent and the Information Systems Subsidiaries under all of its agreements and instruments, including without limitation, those agreements and instruments relating to prior acquisitions by Parent.  Neither Parent nor any of its Affiliates shall take any action the purpose or intent of which is to prejudice the defense of any claim subject to indemnification hereunder or to induce a third party to assert a claim subject to indemnification hereunder.

ARTICLE 10
GENERAL

10.1                        Investigation

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

10.2                        Notices

All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)                                  If to MDA, at:

MacDonald, Dettwiler and Associates Ltd.
13800 Commerce Parkway
Richmond BC  V6V 2J3

Attention:                               Anil Wirasekara

Facsimile No.:            (604) 278-1837

with a copy to, which will not constitute notice:

Farris, Vaughan, Wills & Murphy LLP
700 West Georgia Street, 25th Floor
Vancouver BC  V7Y 1B3

Attention:                               Elizabeth Harrison, Q.C.

Facsimile No.:            (604) 661-9349

(b)                                 If to a Parent Party, at:

Alliant Techsystems, Inc.
MN01-4070
5050 Lincoln Drive
Edina MN  55436-1097

Attention:                               Keith Ross

Facsimile No.:            (952) 351-3080

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

10.3                        Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) except that each of Parent, Can AcquisitionCo and US AcquisitionCo may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned Subsidiary of Parent, provided that Parent, Can AcquisitionCo and US AcquisitionCo remain liable hereunder notwithstanding any such assignment.

10.4                        Binding Effect

Subject to Section 10.3, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

10.5                        Third-Party Beneficiaries

Except for the agreements set forth in Sections 9.2 or 9.3, nothing in this Agreement, express or implied, shall be construed to create any third-party beneficiaries.

10.6                        Waiver and Modification

MDA and the Parent Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

10.7                        No Personal Liability

(a)                                 No director or officer of any Parent Party or any of their respective Subsidiaries shall have any personal liability whatsoever to MDA under this Agreement, or any other document delivered in connection with the Transaction on behalf of a Parent Party.

(b)                                No director or officer of MDA or any of its Subsidiaries shall have any personal liability whatsoever to any Parent Party under this Agreement, or any other document delivered in connection with the Transaction on behalf of MDA or any Subsidiary of MDA.

10.8                        Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.9                        Expenses

Subject to Section 8.3 and Section 8.6, the parties agree that all expenses of the parties relating to this Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors, and printing and mailing costs, shall be paid by the party incurring such expenses.

10.10                 Public Announcements

The initial press release concerning the Transaction shall be a joint press release and thereafter for a period to the Closing Date, Parent and MDA agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Transaction, and to use their respective reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Transaction as soon as practicable following the execution of this Agreement. Parent and MDA also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

10.11                 Governing Laws; Consent to Jurisdiction

This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

10.12                 Remedies

The parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

10.13                 Time of Essence

Time shall be of the essence in this Agreement.

10.14                 Entire Agreement

This Agreement including the disclosure letters, the agreements and other documents referred to herein constitute the entire agreement among the parties hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto with respect to the matters hereof and thereof.

10.15                 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

10.16                 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on January 8, 2008 effective as of the date first written above.

MACDONALD, DETTWILER & ASSOCIATES LTD.

By:		/s/ DANIEL FRIEDMANN
	Name:	Daniel Friedmann
	Title:	President and CEO

By:		/s/ ANIL WIRASEKARA
	Name:	Anil Wirasekara
	Title:	Executive VP and CFO

ALLIANT TECHSYSTEMS INC.

By:		/s/ DANIEL J. MURPHY
	Name:	Daniel J. Murphy
	Title:	Chairman and CEO

Execution Page  Purchase Agreement

0807865 B.C. LTD.

By:		/s/ KEITH D. ROSS
	Name:	Keith D. Ross
	Title:	President

ATK SPACE SYSTEMS INC.

By:		/s/ KEITH D. ROSS
	Name:	Keith D. Ross
	Title:	Vice-President